FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 16 DATED APRIL 5, 2011

TO THE PROSPECTUS DATED OCTOBER 28, 2009

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated October 28, 2009, Supplement No. 13 thereto dated January 14, 2011, Supplement No. 14 thereto dated February 9, 2011 and Supplement No. 15 thereto dated March 7, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our initial public offering;

•	a summary of our recent acquisitions, current portfolio and pending acquisitions;

•

replacement of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the fiscal year ended December 31, 2010; and

•	our December 31, 2010 audited consolidated financial statements.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. As of March 31, 2011, we have received aggregate gross offering proceeds of approximately $232.4 million from the sale of approximately 23.3 million shares in our initial public offering. As of March 31, 2011, approximately 86.7 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond September 17, 2011, as permitted under applicable SEC rules. We also reserve the right to terminate the initial public offering at any time.

Our Recent Acquisition and Pending Acquisitions

Recent Acquisitions

The following descriptions for properties acquired since the date of our prospectus are hereby added to the “Our Self Storage Properties – Our Properties” section that begins on page 49 of the prospectus:

Mississauga

The Mississauga property is a conversion project that, when completed, will be an approximately 800-unit self storage facility that sits on approximately 4.8 acres and will contain approximately 101,000 rentable square feet of self storage space, located at 3136 Mavis Road, Mississauga, Ontario – Canada. Construction is expected to be completed in the third or fourth quarter of 2011. It was originally constructed in 1963. We purchased the Mississauga property on March 11, 2011 for a purchase price of approximately $5.6 million plus closing costs and acquisition fees. We expect to incur approximately $8.0 million in construction costs related to the conversion.

El Paso I

The El Paso I property was built in 2010, and as a result of recent renovations, has approximately 40,800 rentable square feet. The El Paso I property consists of approximately 290 units of self storage space, including 25 RV spaces, and is located at 6047 Woodrow Bean Drive, El Paso, Texas. It was originally constructed in 2010 and expanded in 2011.

We purchased the El Paso I property on March 17, 2011 for a purchase price of $1.25 million, plus closing costs and acquisition fees. The acquisition of the El Paso I property is subject to an “earn out” provision that could increase the acquisition price up to an additional $450,000.

Las Vegas VII and Las Vegas VIII

On March 25, 2011, we closed on the acquisition of 99.34% in ownership interests (the “LLC Interests”) in AMS IV Las Vegas Investments, LLC, which owned the Las Vegas VII property and the Las Vegas VIII property. In exchange for the LLC Interests, our operating partnership issued approximately 114,000 Class D Limited Partnership Units, paid approximately $30,000 in cash and paid off the existing debt encumbering the properties of approximately $9.73 million, plus closing costs and acquisition fees.

The Las Vegas VII property was built in 1996 and has approximately 58,400 rentable square feet, consisting of approximately 720 units of self storage space, including approximately 150 RV spaces. The Las Vegas VII property is located on approximately 5.2 acres at 4851 East Bonanza Road, Las Vegas, Nevada.

The Las Vegas VIII property was built in 1997 and has approximately 60,600 rentable square feet, consisting of approximately 510 units of self storage space, including approximately 50 RV spaces. The Las Vegas VII property is located on approximately 3.9 acres at 733 South Racetrack Road, Henderson, Nevada.

SF Bay Area – Morgan Hill

The SF Bay Area – Morgan Hill property is an approximately 490-unit self storage facility that sits on approximately 3.0 acres and contains approximately 61,000 rentable square feet of self storage space. The SF Bay Area – Morgan Hill property is located at 222 San Pedro Avenue, Morgan Hill, California, approximately 25 minutes from San Jose. It was constructed in 1997.

We purchased the SF Bay Area – Morgan Hill property on March 30, 2011 for a purchase price of $6,290,000, including the assumption of a loan with a remaining principal balance of approximately $3.05 million, which bears a fixed rate of interest of 5.75% and matures in 2013, plus closing costs and acquisition fees.

SF Bay Area – Vallejo

The SF Bay Area – Vallejo property is an approximately 860-unit self storage facility that sits on approximately 4.1 acres and contains approximately 75,000 rentable square feet of self storage space. The SF Bay Area – Vallejo property is located at 3480 Tennessee Street, Vallejo, California, approximately 40 minutes northeast of San Francisco. It was constructed in 2001.

We purchased the SF Bay Area – Vallejo property on March 30, 2011 for a purchase price of $7,800,000, including the assumption of a loan with a remaining principal balance of approximately $4.55 million, which bears a fixed rate of interest of 6.04% and matures in 2014, plus closing costs and acquisition fees.

Portfolio Summary

As of March 31, 2011, we owned 61 self storage properties comprised as follows:

State/Province	No. of Properties	Units	Sq. Ft. (net)
Alabama(1)	2	1,075	144,500
Arizona	4	1,970	242,850
California(1)	5	4,250	561,700
Florida	6	5,850	602,150
Georgia	4	2,170	262,600
Illinois	4	2,475	370,400	(2)
Kentucky	5	2,800	401,000
Mississippi	1	600	66,600
Nevada	7	3,920	475,700
New Jersey	3	2,900	250,900
North Carolina	3	1,580	178,900
Ontario, Canada	2	1,860	211,000
Pennsylvania	2	1,290	155,200
South Carolina	1	460	65,200
Tennessee	1	800	100,400
Texas(1)	10	6,250	933,300
Virginia	1	500	49,900
Total	61	40,750	5,072,300

(1)	Does not include any property where we own a minority interest.
(2)	Includes approximately 85,000 rentable square feet of industrial warehouse/office space.

Pending Acquisitions

B&B Portfolio

On March 25, 2011, we, through a wholly-owned subsidiary of our operating partnership, entered into a purchase and sale agreement with an unaffiliated third party (the “B&B Portfolio Purchase Agreement”) for the acquisition of 11 self storage facilities located in Georgia, New Jersey, New York, Pennsylvania and Virginia (the “B&B Portfolio”), consisting of approximately 6,290 units and approximately 820,900 rentable square feet. The aggregate purchase price for the B&B Portfolio is $44.03 million, plus closing costs and acquisition fees. We expect this portfolio acquisition to close in the second quarter of 2011 and to fund such acquisitions with net proceeds from our initial public offering and acquisition indebtedness.

Summary

The table below is a summary of our potential acquisitions of 16 self storage facilities as of March 31, 2011, including the B&B Portfolio discussed above:

Property	Date of Purchase and Sale Agreement	Acquisition Price	Year Built/ Converted	Approx. Units	Approx. Rentable Sq. Ft. (net)
SF Bay Area – San Lorenzo – CA	9/14/10	$2,850,000	2000	640	62,000
SF Bay Area – Gilroy – CA	9/14/10	$6,560,000	1999	610	63,500
Las Vegas V – NV	10/15/10	$4,600,000	1997	790	69,000
Ladera Ranch – CA	2/9/11	$20,900,000(1)	2003	980	102,000
Neptune – NJ	2/28/11	$3,760,000	1990/2000	530	54,500
Peachtree City – GA	3/25/11	$5,290,000	1989-2004	670	123,400
Buford – GA	3/25/11	$2,500,000	2004	520	68,900
Jonesboro – GA	3/25/11	$2,440,000	1998-2002	730	106,400
Ellenwood – GA	3/25/11	$2,260,000	1998	300	40,700
Marietta II – GA	3/25/11	$2,620,000	1998/2005/ 2007	480	61,200
Collegeville – PA	3/25/11	$3,030,000	1996-2007	540	58,400
Skippack – PA	3/25/11	$2,340,000	2003	390	56,300
Ballston Spa – NY	3/25/11	$5,030,000	2002-2007	690	82,800
Trenton – NJ	3/25/11	$7,620,000	2004	660	85,100
Fredericksburg – VA	3/25/11	$4,180,000	2002	630	59,600
Sandston – VA	3/25/11	$6,720,000	2005/2006	680	78,100
Total		$82,700,000		9,840	1,171,900

(1)	Includes an adjoining parcel of vacant land, which has an acquisition price of approximately $3,900,000.

Pursuant to these purchase agreements, we would be obligated to purchase the properties only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the properties generally based upon:

•	satisfactory completion of due diligence on the properties and the sellers;

•	satisfaction of the conditions to the acquisitions in accordance with the purchase agreements; and

•	no material adverse changes relating to the properties, the sellers, or certain economic conditions.

There can be no assurance that we will complete the acquisition of any of these properties. In some circumstances, if we fail to complete the acquisitions, we may forfeit our earnest money.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions to the consummation of these acquisitions, we cannot make any assurances that the closings are probable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus is hereby deleted in its entirety and replaced with the following, which should be read in conjunction with our audited consolidated financial statements and the notes thereto contained in this supplement:

Overview

The company was formed on August 14, 2007 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities and related self storage real estate investments. Our year end is December 31.

On August 24, 2007, our advisor purchased 100 shares of common stock for $1,000 and became our initial stockholder. Our charter authorizes 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. We are currently offering a maximum of 110,000,000 shares of common stock in the offering, consisting of 100,000,000 shares for sale to the public in the primary offering and 10,000,000 shares for sale pursuant to our distribution reinvestment plan.

On March 17, 2008, the SEC declared our registration statement effective. On May 22, 2008, we satisfied the minimum offering requirements of the primary offering and commenced formal operations. As of December 31, 2010, in connection with our offering, we had issued approximately 20.9 million shares of our common stock for gross proceeds of approximately $207.7 million. We may continue to sell shares in the offering until the earlier of 180 days after the third anniversary of the effective date of the offering, September 17, 2011, or the effective date of the registration statement for our follow-on offering (SEC Registration No. 333-168905), which we initially filed with the SEC on August 17, 2010. We also reserve the right to terminate the offering at any time. In addition to the offering, in September 2009 we also issued approximately 6.2 million shares in connection with the two mergers with two private real estate investments trusts sponsored by our sponsor (see Note 3 of the Notes to the Consolidated Financial Statements accompanying this supplement).

In addition to sponsoring our offering, our sponsor owns a majority of Strategic Storage Holdings, LLC, which is the sole member of our advisor and our property manager.

On September 25, 2008, we acquired our first two self storage facilities. On September 24, 2009, through the two mergers with two private real estate investments trusts sponsored by our sponsor, we acquired 11 of our wholly-owned facilities and all of the preferred equity and/or minority interests (see Note 2 of the Notes to the Consolidated Financial Statements accompanying this supplement). As of December 31, 2010, we wholly-owned 45 self storage facilities located in 15 states (Alabama, Arizona, California, Florida, Georgia, Illinois, Kentucky, Mississippi, Nevada, New Jersey, Pennsylvania, South Carolina, Tennessee, Texas and Virginia) and Canada comprising approximately 31,640 units and approximately 3.9 million rentable square feet. We also had interests in 19 additional self storage facilities through preferred equity and/or minority interests. Additionally, we have an interest in a net leased industrial property in California with 356,000 rentable square feet leased to a single tenant.

We derive revenues principally from rents received from our customers who rent units at our self storage facilities under month-to-month leases. Therefore, our operating results depend significantly on our ability to retain our existing customers and lease our available self storage units to new customers, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our customers making their required rental payments to us. We believe that our property manager’s approach to the management and operation of our facilities, which emphasizes local market oversight and control, results in quick and effective response to changes in local market conditions, including increasing rents and/or increasing occupancy levels where appropriate.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

We have no employees and are externally advised and managed by our advisor.

Critical Accounting Estimates

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this supplement. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements included in this supplement, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We allocate the purchase prices of acquired properties based on a number of estimates and assumptions. We allocate the purchase prices to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. These estimated fair values are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. Acquisitions of portfolios of properties are allocated to the individual properties based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which we estimate based upon the relative size, age, and location of the individual property along with actual historical and estimated occupancy and rental rate levels, and other relevant factors. If available, and determined by management to be appropriate, appraised values are used, rather than these estimated values. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. The determination of market rates is also subject to a number of estimates and assumptions. Our allocations of purchase prices could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such allocations may vary dramatically based on the estimates and assumptions we use.

Impairment of Long-Lived Assets

The majority of our assets consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will continually evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss, if any, recognized may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We will record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Code to be taxed as a REIT commencing with the taxable year ended December 31, 2008. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes commencing with the year ended December 31, 2008, and we intend to continue to operate as to remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

As of December 31, 2010, we wholly-owned 45 self storage facilities located in 15 states and Canada comprising approximately 31,640 units and approximately 3.9 million rentable square feet. We also had interests in 19 additional self storage facilities through preferred equity and/or minority interests. Of those interests, one has been deemed to be a controlling interest and is therefore consolidated in our consolidated financial statements as discussed in Note 2 therein. As of December 31, 2009, we wholly-owned 26 self storage facilities located in 14 states comprising approximately 17,665 units and approximately 2.34 million rentable square feet. We also held interests in the aforementioned 19 additional self storage facilities. Additionally, as of both December 31, 2010 and 2009, we had an interest in a net leased industrial property in California with 356,000 rentable square feet leased to a single tenant.

As of December 31, 2010, our wholly-owned self storage portfolio was comprised as follows:

State	No. of Properties	Units	Sq. Ft. (net)		% of Total Rentable Sq. Ft.	Physical Occupancy %(3)	Climate Controlled %(4)	Revenue % (5)
Alabama (1)	2	1,075	144,500		3.7%	67.9%	49.1%	2.1%
Arizona	4	1,970	242,850		6.1%	69.4%	21.8%	4.0%
California (1)	3	2,900	425,700		10.8%	85.2%	21.5%	15.0%
Florida	6	5,850	602,150		15.2%	74.7%	59.5%	17.4%
Georgia (1)	2	1,170	128,500		3.3%	77.3%	75.6%	3.8%
Illinois	4	2,475	370,400	(2)	9.4%	69.8%	7.0%	8.3%
Kentucky	5	2,800	401,000		10.2%	85.0%	2.0%	8.2%
Mississippi	1	600	66,600		1.7%	64.4%	12.2%	1.0%
Nevada	5	2,690	356,700		9.0%	71.7%	73.6%	6.3%
New Jersey	3	2,900	250,900		6.4%	71.6%	63.5%	12.0%
Ontario, Canada	1	1,060	110,000		2.8%	57.8%	96.7%	3.2%
Pennsylvania	2	1,290	155,200		3.9%	68.8%	18.4%	3.1%
South Carolina	1	460	65,200		1.7%	89.7%	66.0%	1.6%
Tennessee	1	800	100,400		2.5%	80.8%	0.0%	1.7%
Texas (1)	4	3,100	479,500		12.1%	84.9%	35.2%	10.7%
Virginia	1	500	49,900		1.2%	78.2%	51.0%	1.6%
Total	45	31,640	3,949,500		100%	76.3%	38.2%	100%

(1)

Does not include properties in which we own a minority interest, including the interests owned in the Montgomery County Self Storage, DST properties, the San Francisco Self Storage DST property, the Hawthorne property, the Self Storage I DST properties, the WP Baltimore Self Storage property and the Southwest Colonial, DST properties.

(2)	Includes approximately 85,000 rentable square feet of industrial warehouse/office space at the Chicago – Ogden Ave. property.

(3)	Represents the occupied square feet of all facilities we own in a state divided by total rentable square feet of all the facilities we own in such state as of December 31, 2010.

(4)	Represents the percentage of rentable square feet in climate-controlled units as of December 31, 2010 for each state.

(5)	Represents rental income (excludes ancillary income) for the month of December 2010 for all facilities we wholly-owned in a state divided by our total rental income for the month of December 2010.

A summary of the wholly-owned facilities that we have acquired in the years ended December 31, 2008, 2009 and 2010 is as follows:

Our Facilities by Year Acquired – Average Physical Occupancy

Year Acquired	Number of Facilities	Current Rentable Square Feet	Average Physical Occupancy % (1)
			For the Year Ended December 31,
			2008	2009	2010
2008	3	196,500	81%	84%	85%
2009	23	2,147,050	N/A	81%	79%
2010	19	1,605,950	N/A	N/A	75%

All Facilities Owned as of December 31, 2010	45	3,949,500	81%	82%	79%

(1)

Determined by dividing the sum of the month-end occupied square feet for the applicable group of facilities for each applicable period by the sum of their month-end rentable square feet for the period.

Our Facilities by Year Acquired – Annual Rent Per Occupied Square Foot

Year Acquired	Number of Facilities	Current Rentable Square Feet	Annual Rent Per Occupied Square Foot (1)
			For the Year Ended December 31,
			2008	2009	2010

2008	3	196,500	$0.87	$0.82	$0.83
2009	23	2,147,050	N/A	$0.72	$0.74
2010	19	1,605,950	N/A	N/A	$1.22

All Facilities Owned as of December 31, 2010	45	3,949,500	$0.87	$0.75	$0.83

(1)	Determined by dividing the aggregate rental revenue for each applicable period by the aggregate of the month-end occupied square feet for the period. Properties are included in the calculation in their first full month of operations. Rental revenue includes rental income, but excludes ancillary income.

Our Facilities by Year Acquired – Rental Income

Year Acquired	Number of Facilities	Current Rentable Square Feet	Rental Income by Year of Acquisition (1)
			For the Year Ended December 31,
			2008	2009	2010
2008	3	196,500	$363,006	$1,694,939	$1,702,807
2009	23	2,147,050	N/A	$5,563,439	$15,811,047
2010	19	1,605,950	N/A	N/A	$6,468,368

All Facilities Owned as of December 31, 2010	45	3,949,500	$363,006	$7,258,378	$23,982,222

(1)	The rental income attributable to our consolidated joint venture is excluded from the above table.

A comparison of rental income, occupancy and the number of wholly-owned self storage facilities that were owned for the entire respective period in both 2010 and 2009 is as follows:

	2010 Rental Income	2009 Rental Income	Increase %	2010 Physical Occupancy (1)	2009 Physical Occupancy (1)	No. Of Facilities(2)
Quarter Ended
March 31	$435,225	$427,057	1.9%	76.5%	76.9%	3
June 30	777,086	716,015	8.5%	85.8%	82.6%	6
September 30	1,152,662	1,074,622	7.3%	82.8%	80.5%	8
December 31	4,254,815	4,235,234	0.5%	79.4%	79.3%	24

	$6,619,788	$6,452,928	2.6%

(1)	Represents occupied square feet divided by total rentable square feet as of the end of the respective period.

(2)	Number of facilities is as of the end of the period shown.

As of December 31, 2010, 2009 and 2008, we owned 45, 26 and 3 self storage facilities, respectively. The comparability of our results of operations is significantly affected by acquisition activity in 2010, 2009 and 2008 as listed below.

•	In 2010, we acquired 19 self storage facilities for consideration of approximately $126 million.

•	In 2009, we acquired 23 self storage facilities for consideration of approximately $136 million.

•	In 2008, we acquired 3 self storage facilities for consideration of approximately $16 million.

Of the 45 properties we owned as of December 31, 2010, we owned them for an average of approximately 9 months. Of the 26 properties we owned as of December 31, 2009, we owned them for an average of approximately 6 months. Given this significant growth through acquisitions in both of the years ended December 31, 2010 and 2009, we believe there is little basis for comparison between the years.

Operating Results for the Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Self Storage Rental Income

Rental income for the year ended December 31, 2010 was approximately $25.6 million, as compared to rental income for the year ended December 31, 2009 of approximately $7.7 million. The increase in rental income arises primarily from the acquisition of 19 properties during 2010 and a full year of rental income from the 23 properties acquired in 2009. We expect rental income to increase in future periods as we derive rental income for the entire year for properties acquired during 2010 and as we acquire additional self storage facilities.

Property Operating Expenses

Property operating expenses for the year ended December 31, 2010 were approximately $12.8 million as compared to property operating expenses for the year ended December 31, 2009 of approximately $4.0 million. Of these amounts, approximately $2.7 million and approximately $0.9 million, respectively, were paid to affiliates. The increase in property operating expenses arises primarily from the acquisition of 19 properties during 2010 and a full year of property operating expenses from the 23 properties acquired in 2009. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, marketing, property management fees and asset management fees. We expect property operating expenses to increase in future periods as such expenses are incurred for the entire year for properties acquired during 2010 and as we acquire additional self storage facilities.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2010 were approximately $2.8 million as compared to general and administrative expenses for the year ended December 31, 2009 of approximately $1.9 million. Such expenses consist primarily of legal and accounting expenses, directors’ and officers’ insurance expense, marketing expenses, transfer agent costs, an allocation of a portion of our advisor’s payroll related costs and board of directors related costs. The increase in general and administrative expenses arises primarily from increased payroll, legal, accounting, marketing, transfer agent costs and professional expenses incurred to support our additional operations. We expect general and administrative expenses to increase in future periods as we acquire additional self storage facilities, but expect such expenses to decrease as a percentage of total revenues.

Depreciation and Intangible Amortization Expenses

Depreciation and amortization expenses for the year ended December 31, 2010 were approximately $13.1 million, as compared to depreciation and amortization expenses for the year ended December 31, 2009 of approximately $4.3 million. The increase in depreciation and amortization expenses arises primarily from the acquisition of 19 properties during 2010 and a full year of such expenses on the 2009 acquisitions. Depreciation expense consists primarily of deprecation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions, including the Merger Transactions. We expect depreciation and amortization expenses to increase in future periods as such expenses are incurred for the entire year for properties acquired during 2010 and as we acquire additional self storage facilities.

Interest Expense

Interest expense for the year ended December 31, 2010 was approximately $6.0, as compared to interest expense of $1.9 million for the year ended December 31, 2009. The increase in interest expense is due to a full year of interest expense on the debt assumed in the Merger Transactions, interest expense related to debt on two of the 2010 acquisitions and interest expense incurred as a result of additional debt financing provided by two financing transactions. We expect interest expense to increase in future periods as interest expense is incurred for the entire year for debt obligations entered into during 2010 and as we acquire additional self storage facilities subject to debt obligations.

Property Acquisition Expenses

Property acquisition expenses for the year ended December 31, 2010 were approximately $5.2 million, as compared to approximately $3.3 million for the year ended December 31, 2009. The increase in property acquisition expenses arises primarily from the acquisition of 19 properties during 2010. For the year ended December 31, 2009, we incurred approximately $1.2 million of non-recurring costs related to the Merger Transactions. Under GAAP, beginning January 1, 2009, such acquisition costs are required to be expensed as incurred compared to the prior practice of capitalizing such costs and amortizing them over the estimated life of the assets acquired. We expect property acquisition expenses to increase in future periods as we acquire additional self storage facilities.

Equity in Earnings of Real Estate Ventures

Equity in earnings of real estate ventures for the year ended December 31, 2010 was approximately $0.9 million compared to approximately $0.2 million for the year ended December 31, 2009. The increase between 2010 and 2009 is primarily due to a fully year of ownership in 2010 compared to approximately one quarter in 2009.

Operating Results for the Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Our operating results for the year ended December 31, 2008 include results for partial year periods for three self storage facilities that we owned as of December 31, 2008, while our operating results for the year ended December 31, 2009 include full year periods for those three self storage facilities plus partial year periods for 23 other wholly-owned self storage facilities, interests in 19 additional self storage facilities and our interest in the net leased industrial property; therefore, we believe there is little basis for comparison between the years ended December 31, 2009 and 2008.

Self Storage Rental Income

Rental income for the year ended December 31, 2009 was approximately $7.7 million, as compared to rental income for the year ended December 31, 2008 of approximately $0.4 million. The increase in rental income arises primarily from the acquisition of 23 properties during 2009, which we owned for an average of 4.1 months, compared to the three properties we owned during 2008 for an average of 2.3 months.

Property Operating Expenses

Property operating expenses for the year ended December 31, 2009 were approximately $4.0 million, as compared to property operating expenses for the year ended December 31, 2008 of approximately $0.2 million. Of these amounts, approximately $0.9 million and $0.1 million, respectively, were paid to affiliates. The increase in property operating expenses arises primarily from the acquisition of 23 properties during 2009, which we owned for an average of 4.1 months, compared to the three properties we owned during 2008 for an average of 2.3 months. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, marketing, property management fees and asset management fees.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2009 were approximately $1.9 million, as compared to general and administrative expenses for the year ended December 31, 2008 of approximately $1.2 million. Such expenses consist primarily of legal and accounting expenses, directors’ and officers’ insurance expense, marketing expenses, transfer agent costs, an allocation of a portion of our advisor’s payroll related costs and board of directors related costs. The increase in general and administrative expenses arises primarily from increased payroll, legal, accounting and professional expenses incurred to support our additional operations.

Depreciation and Intangible Amortization Expenses

Depreciation and amortization expenses for the year ended December 31, 2009 were approximately $4.3 million, as compared to depreciation and amortization expenses for the year ended

December 31, 2008 of approximately $0.3 million. The increase in depreciation and amortization expenses arises primarily from the acquisition of 23 properties during 2009. Depreciation expense consists primarily of deprecation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions, including the Merger Transactions.

Interest Expense

Interest expense for the year ended December 31, 2009 was approximately $1.9 million, as compared to interest expense of $0.1 million for the year ended December 31, 2008. The increase in interest expense arises from the increase in the number of our properties subject to debt obligations, primarily as a result of debt assumed in the Merger Transactions.

Property Acquisition Expenses

Property acquisition expenses for the year ended December 31, 2009 were approximately $3.3 million, as compared to none for the year ended December 31, 2008. Of these expenses for the year ended December 31, 2009, approximately $2.2 million relates to acquisition related transaction costs incurred in connection with both closed and potential acquisitions. The increase in property acquisition expenses arises primarily from the acquisition of 23 properties during 2009. For the year ended December 31, 2009, we incurred approximately $1.2 million of non-recurring costs related to the Merger Transactions. Under GAAP, beginning January 1, 2009, such acquisition costs are required to be expensed as incurred compared to the prior practice of capitalizing such costs and amortizing them over the estimated life of the assets acquired.

Other Financing Costs

Other financing costs were none for the year ended December 31, 2009, as compared to approximately $0.1 for the year ended December 31, 2008, which represents costs incurred in seeking financing for the acquisition of two self storage facilities, which closed on September 25, 2008, which financing was ultimately not obtained.

Funds From Operations

We believe that funds from operations (“FFO”) provides relevant and meaningful information about our operating performance that is necessary, along with net income and cash flows, for an understanding of our operating results. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful life estimates), they facilitate comparisons of operating performance between periods and between other REITs. We believe that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition or may interpret the current NAREIT definition differently from us.

Our calculation of FFO, and reconciliation to net loss, which is the most directly comparable GAAP financial measure, is presented in the following table for the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008

Net loss attributable to Strategic Storage Trust, Inc.	$(12,790,815)	$(7,302,896)	$(1,504,293)
Add:
Depreciation	4,943,856	1,643,642	89,516
Amortization of intangible assets	8,143,379	2,601,212	148,735
Deduct:
Adjustment for noncontrolling interest – consolidated entity (1)	(737,227)	(195,379)	—

FFO	$(440,807)	$(3,253,421)	$(1,266,042)

(1) Relates to our consolidated joint venture. The noncontrolling interest holder’s share of our consolidated venture’s real estate depreciation and amortization of intangible assets was $210,648 and $526,579, respectively, for the year ended December 31, 2010 and $58,027 and $137,352, respectively, for the year ended December 31, 2009.

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the years ended December 31, 2010 and 2009 is as follows:

	Year Ended
	December 31,	December 31,
	2010	2009	Change
Net cash flow provided by (used in):
Operating activities	$944,256	$(2,595,891)	$3,540,147
Investing activities	(124,477,551)	(44,300,463)	(80,177,088)
Financing activities	106,192,928	68,060,180	38,132,748

Cash flows provided by operating activities for the year ended December 31, 2010 were approximately $0.9 million and for the year ended December 31, 2009 cash used by operating activities was approximately $2.6 million, a decrease in the use of cash year to year of approximately $3.5 million. The decreased use of cash compared to the prior period primarily relates to an improvement in the net loss, adjusted for depreciation and amortization.

Cash flows used in investing activities for the years ended December 31, 2010 and 2009 were approximately $124.5 million and $44.3 million, respectively, an increase in the use of cash of approximately $80.2 million. The increase compared to the prior period primarily relates to the acquisition of additional self storage facilities purchased with cash in 2010.

Cash flows provided by financing activities for the years ended December 31, 2010 and 2009 were approximately $106.2 million and $68.1 million, respectively, an increase in the cash provided of approximately $38.1 million. The increase in cash provided by financing activities over the prior period primarily relates to an increase in proceeds from debt financings and proceeds from our offering, net of increase in both distributions and redemptions.

Liquidity and Capital Resources

Short-Term Liquidity and Capital Resources

We generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds of the offering, proceeds from secured or unsecured financing from banks or other lenders, net cash provided by property operations and advances from our advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement with our advisor. Per the advisory agreement, all advances from our advisor shall be reimbursed no less frequently than monthly, although our advisor has indicated that it may waive such a requirement on a month-by-month basis. The organizational and offering costs associated with the offering will initially be paid by us or our advisor. Our advisor must reimburse us within 60 days after the end of the month in which the offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the primary offering. Operating cash flows are expected to increase as properties are added to our portfolio.

Distribution Policy and Distributions

Our board of directors will determine the amount and timing of distributions to our stockholders and will base such determination on a number of factors, including funds available for payment of distributions, financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Code. Distributions will be paid to our stockholders as of the record date selected by our board of directors. We declare and pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

Our distributions paid over the last four quarters and the sources of such distributions are detailed below.

	Three Months Ended
	December 31, 2010		September 30, 2010		June 30, 2010		March 31, 2010
Distributions paid in cash	$2,463,666		$2,266,448		$2,003,364		$1,696,367
Distributions reinvested	1,823,230		1,661,398		1,463,181		1,234,525

Total distributions	$4,286,896		$3,927,846		$3,466,545		$2,930,892

Source of distributions
Cash flows provided by (used in) operations	$(1,263,697)	(29.5%)	$1,386,895	35.3%	$940,956	27.1%	($119,898)	(4.1	%)(1)
Proceeds from issuance of common stock	3,727,363	86.9%	879,553	22.4%	1,062,408	30.7%	1,816,265	62.0%
Distributions reinvested	1,823,230	42.5%	1,661,398	42.3%	1,463,181	42.2%	1,234,525	42.1%

Total sources	$4,286,896	100.0%	$3,927,846	100.0%	$3,466,545	100.0%	$2,930,892	100.0%

(1)

Percentages listed in the table above were calculated by dividing the total sources of distributions by the source indicated. Where negative percentages exist, we used, rather than generated, cash flows from operations. At these times, the percentage of cash flows provided by operations used as a source of distributions appears as a negative number.

Cash flows provided by (used in) operations for the three months ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010 include approximately $2.8 million, $0.5 million, $0.8 million and $1.1 million, respectively, of real estate acquisition related expenses expensed in accordance with GAAP. We consider the real estate acquisition related expenses to have been funded by proceeds from our ongoing public offering of shares of our common stock because the expenses were incurred to acquire our real estate investments.

During our offering, when we may raise capital more quickly than we acquire income-producing assets, and for some period after our offering, we may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Indebtedness

As of December 31, 2010, we had approximately $121.5 million of outstanding consolidated indebtedness (excluding net unamortized debt discounts of approximately $1.7 million). The weighted average interest rate on our consolidated fixed rate indebtedness as of December 31, 2010 was approximately 5.9%. As of December 31, 2010, approximately $4.9 million of our total consolidated indebtedness was variable rate debt.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through equity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from the offering. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations. Our advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes, among other items, review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from the offering in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Potential future sources of capital include proceeds from the offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility or other third party source of liquidity, we will be heavily dependent upon the proceeds of the offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2010:

	Payments due by period:
		Less than			More than
	Total	1 Year	1-3 Years	3- 5 Years	5 Years
Mortgage interest (1)	$38,900,500	$6,766,951	$12,551,084	$11,402,095	$8,180,370
Mortgage principal	121,540,216	6,084,313	10,084,382	12,684,429	92,687,092

Total contractual obligations	$160,440,716	$12,851,264	$22,635,466	$24,086,524	$100,867,462

(1)	Interest expense was calculated based upon the contractual rates. The interest expense on variable rate debt was calculated based on the rate currently in effect.

Off-Balance Sheet Arrangements

Except as disclosed in the Note 2 of the Notes to the Consolidated Financial Statements accompanying this supplement, we do not currently have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purposes entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, except as disclosed in the notes to our financial statements, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitments or intent to provide funding to any such entities.

Subsequent Events

Please see Note 11 of the Notes to the Consolidated Financial Statements accompanying this supplement.

Financial Statements

The financial statements listed below are contained in this supplement:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Strategic Storage Trust, Inc.

We have audited the accompanying consolidated balance sheets of Strategic Storage Trust, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the accompanying index. Strategic Storage Trust’s management is responsible for these consolidated financial statements and the financial statement schedule. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Strategic Storage Trust, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ REZNICK GROUP, P.C.

Baltimore, Maryland

March 31, 2011

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2010 and 2009

	December 31,

ASSETS	2010	2009
Cash and cash equivalents	$6,438,091	$23,778,458
Real estate facilities:
Land	89,547,785	53,116,165
Buildings	166,256,905	89,798,903
Site improvements	18,763,510	12,143,292

	274,568,200	155,058,360
Accumulated depreciation	(6,677,014)	(1,733,158)

	267,891,186	153,325,202
Construction in process	540,966	-

Real estate facilities, net ($17,186,388 and $17,419,600 related to VIEs)	268,432,152	153,325,202

Deferred financing costs, net of accumulated amortization	2,326,519	991,916
Intangible assets, net of accumulated amortization	14,153,572	13,717,520
Restricted cash	1,921,058	1,847,847
Investments in unconsolidated joint ventures	11,528,669	8,896,642
Other assets	2,561,152	1,143,718

Total assets	$307,361,213	$203,701,303

LIABILITIES AND STOCKHOLDERS’ EQUITY

Secured promissory notes ($10,161,523 and $10,115,853 related to VIEs)	$119,811,948	$78,256,583
Accounts payable and accrued liabilities	4,690,570	3,155,174
Due to affiliates	746,108	610,110
Distributions payable	1,557,367	975,516

Total liabilities	126,805,993	82,997,383

Commitments and contingencies (Note 7)

Redeemable common stock	4,330,297	1,635,054

Stockholders’ equity:

Strategic Storage Trust, Inc. stockholders’ equity:
Common stock, $0.001 par value; 700,000,000 shares authorized; 26,658,061 and 16,638,556 shares issued and outstanding at December 31, 2010 and 2009, respectively	26,659	16,639
Additional paid-in capital	211,685,569	125,714,066
Distributions	(20,734,778)	(5,540,748)
Accumulated deficit	(21,598,004)	(8,807,189)
Accumulated other comprehensive income	124,412	-

Total Strategic Storage Trust, Inc. stockholders’ equity	169,503,858	111,382,768

Noncontrolling interest in operating partnership	39,598	63,533
Other noncontrolling interests	6,681,467	7,622,565

Total noncontrolling interests	6,721,065	7,686,098

Total stockholders’ equity	176,224,923	119,068,866

Total liabilities and stockholders’ equity	$307,361,213	$203,701,303

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Revenues:
Self storage rental income	$25,576,080	$7,706,662	$363,006
Ancillary operating income	585,102	168,481	2,645

Total revenues	26,161,182	7,875,143	365,651

Operating expenses:
Property operating expenses	10,114,722	3,123,018	119,540
Property operating expenses – affiliates	2,667,357	857,864	54,485
General and administrative	2,837,481	1,882,260	1,247,654
Depreciation	5,002,442	1,690,189	111,256
Intangible amortization expense	8,143,379	2,601,212	148,735

Total operating expenses	28,765,381	10,154,543	1,681,670

Operating loss	(2,604,199)	(2,279,400)	(1,316,019)

Other income (expense):
Interest expense	(5,957,460)	(1,877,750)	(141,555)
Deferred financing amortization expense	(314,637)	(165,121)	(88,427)
Property acquisition expenses - affiliates	(3,206,832)	(1,564,792)	—
Other property acquisition expenses	(2,036,772)	(1,765,090)	—
Equity in earnings of real estate ventures	867,178	240,956	—
Interest income	26,174	5,217	27,126
Other financing costs	—	—	(48,490)
Other	(20,467)	1,461	(27,678)

Net loss	(13,247,015)	(7,404,519)	(1,595,043)
Less: Net loss attributable to the noncontrolling interest in our operating partnership	9,935	23,186	90,750
Net loss attributable to other noncontrolling interests	446,265	78,437	—

Net loss attributable to Strategic Storage Trust, Inc.	$(12,790,815)	$(7,302,896)	$(1,504,293)

Net loss per share – basic	$(0.59)	$(1.00)	$(2.50)
Net loss per share – diluted	$(0.59)	$(1.00)	$(2.50)

Weighted average shares outstanding - basic	21,706,053	7,272,042	601,403
Weighted average shares outstanding - diluted	21,706,053	7,272,042	601,403

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

Years Ended December 31, 2010, 2009 and 2008

	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total

Balance as of December 31, 2007	100	$1	$999	$—	$—	$—	$200,000	$201,000
Gross proceeds from issuance of common stock	2,068,042	2,068	20,664,901	—	—	—	—	20,666,969
Offering costs	—	—	(4,675,728)	—	—	—	—	(4,675,728)
Distributions ($0.70 per share annualized)	—	—	—	(419,171)	—	—	—	(419,171)
Distributions for noncontrolling interests	—	—	—	—	—	—	(8,530)	(8,530)
Issuance of shares for distribution reinvestment plan	12,417	12	117,955	—	—	—	—	117,967
Net loss	—	—	—	—	(1,504,293)	—	(90,750)	(1,595,043)
Balance as of December 31, 2008	2,080,559	2,081	16,108,127	(419,171)	(1,504,293)	—	100,720	14,287,464
Gross proceeds from issuance of common stock	8,188,873	8,188	81,717,624	—	—	—	—	81,725,812
Offering costs	—	—	(9,488,920)	—	—	—	—	(9,488,920)
Additions to redeemable common stock	—	—	(1,803,450)	—	—	—	—	(1,803,450)
Redemptions of common stock	(11,916)	(12)	(114,283)	—	—	—	—	(114,295)
Issuance of restricted stock	1,250	3	—	—	—	—	—	3
Distributions ($0.70 per share)	—	—	—	(5,121,577)	—	—	—	(5,121,577)
Distributions for noncontrolling interests	—	—	—	—	—	—	(138,999)	(138,999)
Issuance of shares for distribution reinvestment plan	189,451	189	1,799,596	—	—	—	—	1,799,785
Shares issued in mergers with private REITs	6,190,339	6,190	37,468,810	—	—	—	—	37,475,000
Noncontrolling interest acquired in mergers with private REITs	—	—	—	—	—	—	7,826,000	7,826,000
Stock based compensation expense	—	—	26,562	—	—	—	—	26,562
Net loss	—	—	—	—	(7,302,896)	—	(101,623)	(7,404,519)

	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total

Balance as of December 31, 2009	16,638,556	16,639	125,714,066	(5,540,748)	(8,807,189)	—	7,686,098	119,068,866
Gross proceeds from issuance of common stock	9,748,692	9,749	97,232,099	—	—	—	—	97,241,848
Offering costs	—	—	(11,282,720)	—	—	—	—	(11,282,720)
Additions to redeemable common stock	—	—	(2,526,838)	—	—	—	—	(2,526,838)
Redemptions of common stock	(381,834)	(382)	(3,655,114)	—	—	—	—	(3,655,496)
Issuance of restricted stock	1,875	2	—	—	—	—	—	2
Distributions ($0.70 per share)	—	—	—	(15,194,030)	—	—	—	(15,194,030)
Distributions for noncontrolling interests	—	—	—	—	—	—	(324,582)	(324,582)
Issuance of shares for distribution reinvestment plan	650,772	651	6,181,683	—	—	—	—	6,182,334
Reduction of noncontrolling interests through additional investment	—	—	—	—	—	—	(184,251)	(184,251)
Stock based compensation expense	—	—	22,393	—	—	—	—	22,393
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	(456,200)	(456,200)
Comprehensive loss:
Net loss attributable to Strategic Storage Trust, Inc.	—	—	—	—	(12,790,815)	—	—	(12,790,815)
Foreign currency translation adjustment	—	—	—	—	—	124,412	—	124,412
Total comprehensive loss	—	—	—	—	—	—	—	(12,666,403)
Balance as of December 31, 2010	26,658,061	$26,659	$211,685,569	$(20,734,778)	$(21,598,004)	$124,412	$6,721,065	$176,224,923

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Cash flows from operating activities:
Net loss	$(13,247,015)	$(7,404,519)	$(1,595,043)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization expense	13,460,458	4,456,522	348,417
Noncash interest expense	288,684	98,506	—
Expense related to issuance of restricted stock	22,396	26,565	—
Equity in income of unconsolidated joint ventures	(726,958)	(208,212)	—
Distributions from unconsolidated joint ventures	448,623	201,353	—
Foreign currency exchange gain	(106,427)	—	—
Increase (decrease) in cash from changes in assets and liabilities:
Restricted cash	(73,211)	272,886	—
Other assets	(478,356)	(104,807)	(125,290)
Accounts payable and other accrued liabilities	1,703,801	158,115	247,199
Due to affiliates	(347,739)	(92,300)	18,469

Net cash provided by (used in) operating activities	944,256	(2,595,891)	(1,106,248)

Cash flows from investing activities:
Purchase of real estate	(118,405,477)	(44,847,171)	(16,043,813)
Cash acquired in mergers with private REITs	—	712,692	—
Additional investment in unconsolidated joint ventures	(2,353,692)	—	—
Additional investment in noncontrolling interest	(184,251)	—	—
Additions to construction in process	(540,966)	—	—
Additions to real estate facilities	(1,923,964)	(165,984)	—
Deposits on acquisition of real estate facilities	(1,069,201)	—	(267,782)

Net cash flows used in investing activities	(124,477,551)	(44,300,463)	(16,311,595)

Cash flows from financing activities:
Payments on secured promissory notes	(3,895,927)	(5,184,737)	—
Proceeds from issuance of secured promissory notes	37,585,000	4,975,000	4,000,000
Deferred financing costs	(1,649,241)	(1,079,663)	(165,800)
Gross proceeds from issuance of common stock	97,241,848	81,725,812	20,666,969
Redemptions of common stock	(3,655,496)	(114,295)	—
Offering costs	(11,282,720)	(9,488,920)	(4,675,728)
Escrow receivable	120,154	508,710	(809,214)
Due to affiliates	483,737	(509,159)	1,011,676
Distributions paid	(8,429,845)	(2,633,569)	(187,898)
Distributions paid to noncontrolling interests	(324,582)	(138,999)	(8,530)

Net cash flows provided by financing activities	106,192,928	68,060,180	19,831,475

Increase (decrease) in cash and cash equivalents	(17,340,367)	21,163,826	2,413,632
Cash and cash equivalents, beginning of period	23,778,458	2,614,632	201,000

Cash and cash equivalents, end of period	$6,438,091	$23,778,458	$2,614,632

Supplemental disclosures and non-cash transactions:
Cash paid for interest	$5,494,139	$1,350,752	$141,555
Distributions payable	$1,557,367	$975,516	$113,306
Issuance of shares pursuant to distribution reinvestment plan	$6,182,334	$1,799,785	$117,967
Purchase of furniture and equipment	$—	$—	$141,869
Seller notes payable issued in connection with purchase of real estate	$4,800,000	$4,500,000	$—
Assumption of notes payable issued in connection with purchase of real estate	$3,199,696	$2,986,555	$—
Foreign currency translation adjustment – Real estate facilities, net	$220,547	$—	$—
Investing activities related to Merger Transactions and acquisitions of real estate:
Real estate investments	$—	$(99,917,829)	$—
Intangible assets	$—	$(10,818,000)	$—
Investments in unconsolidated entities	$—	$(8,889,783)	$—
Other assets	$—	$(2,333,227)	$—
Other liabilities	$—	$2,795,006	$—
Debt assumed	$—	$74,575,525	$—
Noncontrolling interests	$—	$7,826,000	$—
Common stock issued	$—	$37,475,000	$—

Cash acquired in Merger Transactions	$—	$712,692	$—

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Note 1. Organization

Strategic Storage Trust, Inc., a Maryland corporation (the “Company”), was formed on August 14, 2007 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year end is December 31. As used in this supplement, “we” “us” and “our” refer to Strategic Storage Trust, Inc.

Strategic Capital Holdings, LLC, a Virginia limited liability company (our “Sponsor”), is the sponsor of our initial public offering. Our Sponsor was formed on July 21, 2004 to engage in private structured offerings of limited partnerships and other entities with respect to the acquisition, management and disposition of commercial real estate assets. Our Sponsor owns a majority of Strategic Storage Holdings, LLC, which is the sole member of our advisor and our property manager.

Our advisor is Strategic Storage Advisor, LLC, a Delaware limited liability company (our “Advisor”) which was formed on August 13, 2007. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement we have with our Advisor (our “Advisory Agreement”). Some of the officers of our Advisor are also officers of our Sponsor and of us.

On August 24, 2007, our Advisor purchased 100 shares of our common stock for $1,000 and became our initial stockholder. Our Articles of Amendment and Restatement authorize 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. We are currently offering a maximum of 110,000,000 shares of common stock, consisting of 100,000,000 shares for sale to the public (the “Primary Offering”) and 10,000,000 shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”).

On March 17, 2008, the Securities and Exchange Commission (“SEC”) declared our registration statement effective. On May 22, 2008, we satisfied the minimum offering requirements of the Primary Offering and commenced formal operations. As of December 31, 2010, in connection with our Offering, we had issued approximately 20.9 million shares of our common stock for gross proceeds of approximately $207.7 million. We intend to invest a substantial amount of the net proceeds from the Offering primarily in self storage facilities and related self storage real estate investments. We may continue to sell shares in the Offering until the earlier of 180 days after the third anniversary of the effective date of the Offering, September 17, 2011, or the effective date of the registration statement for our follow-on offering (SEC Registration No. 333-168905), which we initially filed with the SEC on August 17, 2010. We also reserve the right to terminate the Offering at any time. In addition to the Offering, in September 2009 we also issued approximately 6.2 million shares in connection with two mergers with private real estate investment trusts sponsored by our Sponsor (See Note 3).

Our dealer manager, U.S. Select Securities LLC, a Virginia limited liability company (our “Dealer Manager”) is an affiliate of our Sponsor. Our Dealer Manager is responsible for marketing our shares being offered pursuant to the Offering.

Our operating partnership, Strategic Storage Operating Partnership, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on August 14, 2007. On August 24, 2007, our Advisor purchased a limited partnership interest in our Operating Partnership for $200,000 and on August 24, 2007, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. Our Operating Partnership owns, directly or

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

indirectly through one or more special purpose entities, all of the self storage properties that we have acquired. We will conduct certain activities (such as selling packing supplies and locks and renting trucks or other moving equipment) through our taxable REIT subsidiaries (the “TRSs”), which are our wholly-owned subsidiaries.

Our property manager is Strategic Storage Property Management, LLC, a Delaware limited liability company (our “Property Manager”), which was formed in August 2007 to manage our properties. Our Property Manager derives substantially all of its income from the property management services it performs for us.

As we accept subscriptions for shares of our common stock, we transfer substantially all of the net proceeds of the Offering to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we are deemed to have made capital contributions in the amount of the gross offering proceeds received from investors and the Operating Partnership is deemed to have simultaneously paid the sales commissions and other costs associated with the Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that will be equivalent to the distributions made to holders of our common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions as outlined in the limited partnership agreement. We are the sole general partner of our Operating Partnership, and as of December 31, 2010 our Advisor was the only limited partner of our Operating Partnership. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

On September 25, 2008, we acquired our first two self storage facilities and as of December 31, 2010 we owned 45 self storage facilities. On September 24, 2009, through mergers with two private real estate investment trusts sponsored by our Sponsor, we acquired 11 of our wholly-owned facilities and certain preferred equity and/or minority interests described below. As of December 31, 2010, we wholly-owned 45 self storage facilities located in 15 states (Alabama, Arizona, California, Florida, Georgia, Illinois, Kentucky, Mississippi, Nevada, New Jersey, Pennsylvania, South Carolina, Tennessee, Texas and Virginia) and Canada comprising approximately 31,640 units and approximately 3.9 million rentable square feet. We also had interests in 19 additional self storage facilities through preferred equity and/or minority interests. Of those interests, one has been deemed to be a controlling interest and is therefore consolidated in our consolidated financial statements as discussed in Note 2. Additionally, we have an interest in a net leased industrial property in California with 356,000 rentable square feet leased to a single tenant.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Effective September 15, 2009, the ASC was established as the single source of authoritative nongovernmental GAAP. Prior to the issuance of the ASC, all GAAP pronouncements were issued in separate topical pronouncements in the form of statements, staff positions or Emerging Issues Task Force

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Abstracts, and were referred to as such. While the ASC does not change GAAP, it introduces a new structure and supersedes all previously issued non-SEC accounting and reporting standards. In addition to the ASC, the Company is still required to follow SEC rules and regulations relating to the preparation of financial statements. The Company’s accounting policies are consistent with the guidance set forth by both ASC and the SEC.

Reclassifications

Certain amounts previously reported in our 2009 financial statements have been reclassified to conform to the fiscal 2010 presentation.

Principles of Consolidation

Our financial statements, the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, the financial statements of Self Storage REIT, Inc. (“REIT I”) and Self Storage REIT II, Inc. (“REIT II”), and the accounts of variable interest entities (VIEs) for which we are the primary beneficiary are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests both as of and during the periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations for Our Investments in Joint Ventures

Recently amended accounting guidance provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of the VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. As of December 31, 2010 and 2009, we had entered into contracts/interests that are deemed to be variable interests in VIEs, those variable interests include both lease agreements and equity investments. We have evaluated those variable interests against the criteria for consolidation and determined that we are not the primary beneficiary of certain investments discussed further in the “Equity Investments” section of this note.

As of December 31, 2010 and 2009, we had an equity interest in a self storage property located in San Francisco, California (“SF property”) which was deemed to be a VIE of which we are the primary beneficiary. As such, the SF property has been consolidated in our consolidated financial statements since we acquired our interest in the property through the REIT I merger. In January 2010, we acquired an approximately 2% additional interest in the SF property, bringing our total interest to approximately 12%. The SF property is owned by a Delaware Statutory Trust (DST), and by virtue of the trust agreement the investors in the trust have no direct or indirect ability through voting rights to make decisions about the DST’s significant activities. The REIT I operating partnership (the “REIT I Operating

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Partnership”) has also entered into a lease agreement for the SF property, in which the REIT I Operating Partnership is the tenant, which exposes it to losses of the VIE that could be significant to the VIE and also allows it to direct activities of the VIE that determine its economic performance by means of its operation of the leased facility. The lease has an initial term of ten years which commenced on December 19, 2006. The initial term of the lease may be extended at the option of the REIT I Operating Partnership for up to four successive five year terms. As of December 31, 2010, the consolidated joint venture had net real estate assets of approximately $17.2 million and net intangible assets of approximately $0.5 million. Such assets are only available to satisfy the obligations of the SF property. We have also consolidated approximately $10.2 million of secured promissory notes and approximately $6.7 million of noncontrolling interest related to this entity. The lenders of the secured promissory notes have no recourse to other Company assets. Our Sponsor has entered into an agreement to indemnify us for any losses as a result of potential shortfalls in the lease payments required to be made by the REIT I Operating Partnership. Despite such indemnification, we continue to be deemed the primary beneficiary as our Sponsor is not deemed to have a variable interest in the SF property.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management adjusts such estimates when facts and circumstances dictate. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets and of assets held by equity method investees, and the useful lives of real estate assets and intangibles. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash equivalents in financial institutions in excess of insured limits, but believe this risk is mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists of impound reserve accounts for property taxes, insurance and capital improvements in connection with the requirements of certain of our loan agreements.

Real Estate Purchase Price Allocation

As of January 1, 2009, we account for acquisitions in accordance with amended accounting guidance which requires that we allocate the purchase price of the property to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, as of the acquisition date and to adjust those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which we may adjust the provisional amounts recognized for an acquisition). Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size,

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available. Allocations to the individual assets and liabilities are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. In allocating the purchase price, we determine whether the acquisition includes intangible assets or liabilities. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. Accordingly, to date we have not allocated any portion of the purchase price to above or below market leases. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $8.6 million (including approximately $3.1 million related to provisional purchase accounting) and approximately $14.7 million in intangible assets to recognize the value of in-place leases related to our acquisitions in 2010 and 2009, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of tenant relationships because we will not have concentrations of significant tenants and the average tenant turnover is fairly frequent. Our acquisition-related transaction costs are required to be expensed as incurred. During the years ended December 31, 2010 and 2009 we expensed approximately $5.2 million and $3.3 million, respectively, of acquisition related transaction costs.

Should the initial accounting for an acquisition be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements. During the measurement period, we adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we record those adjustments to our financial statements. We apply those measurement period adjustments that we determine to be significant retrospectively to comparative information in our financial statements, potentially including adjustments to interest, depreciation and amortization expense.

Evaluation of Possible Impairment of Long-Lived Assets

Management will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets, including those held through joint ventures, may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. As of December 31, 2010, 2009 and 2008, no impairment losses have been recognized.

Equity Investments

Our investments in unconsolidated real estate joint ventures and VIEs in which we are not the primary beneficiary, where we have significant influence, but not control, are recorded under the equity method of accounting in the accompanying consolidated financial statements. Under the equity method, our investments in real estate ventures are stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on the allocation of cash distributions upon liquidation of the investment in accordance with the joint venture agreements.

Investments representing passive preferred equity and/or minority interests (less than 20%) are accounted for under the cost method. Under the cost method, our investments in real estate ventures are

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

carried at cost and adjusted for other-than-temporary declines in fair value, distributions representing a return of capital and additional investments.

Through the mergers with REIT I and REIT II, we acquired five preferred equity and/or minority interests in unconsolidated joint ventures, all of which were deemed to be VIEs. We have evaluated each variable interest against the amended criteria for consolidation and determined that we are not the primary beneficiary, generally due to our inability to direct significant activities that determine the economic performance of the VIE. Four of those investments were passive or limited partner interests in self storage facilities, (three of which properties are owned by DSTs, and by virtue of the related trust agreements, the investors have no direct or indirect ability through voting rights to make decisions about the DSTs significant activities) and are therefore accounted for under the cost method; our aggregate investment therein is approximately $3.5 million. Individually our ownership interest in those investments ranges from .28% to 19.8%; the carrying value of the investments ranged from approximately $27,000 to $2,800,000 and our risk of loss is limited to our individual investment therein.

The remaining interest is in a net leased industrial property (“Hawthorne property”) in California with 356,000 rentable square feet leased to a single tenant. This investment is accounted for under the equity method of accounting and our risk of loss is limited to our investment, including our maximum exposure under the terms of a debt guarantee. We own a 12% interest in Westport LAX LLC, the joint venture that acquired the Hawthorne property. Hawthorne LLC, an affiliate of our Sponsor, owns 78% of Westport LAX LLC, and we have a preferred equity interest in Hawthorne LLC which entitles us to distributions equal to 10% per annum on our investment of approximately $6.6 million. The preferred equity interest has a redemption date in November 2011, subject to extension at our sole discretion. The preferred equity interest may be called at any time in whole or part by Hawthorne LLC or redeemed at any time by us. The remaining 10% interest in Westport LAX LLC is owned by a third party, who is also the co-manager, along with our Sponsor, of the Hawthorne property. Such third party is the acting property manager and directs the operating activities of the property that determine its economic performance. We, along with other non-affiliated parties, are guarantors on the approximately $19.9 million loan used to secure the Hawthorne property; the loan has a maturity date of August 1, 2020. As of December 31, 2010, our maximum exposure to loss as a result of our involvement with this VIE, consisting of our investment balance and our guarantee of the secured debt, totaled approximately $26.5 million.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases are recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rent is included in other assets.

Allowance for Doubtful Accounts

Tenant accounts receivable are reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	25 to 40 years
Site Improvements	7 to 15 years

Depreciation of Personal Property Assets

Personal property assets, consisting primarily of furniture, fixtures and equipment are depreciated on a straight-line basis over the estimated useful lives ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place leases. We are amortizing in-place leases on a straight-line basis over the estimated future benefit period. As of December 31, 2010 and, 2009, accumulated amortization of in-place lease intangibles totaled approximately $10.9 million and $2.8 million, respectively.

The total estimated amortization expense of intangible assets for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 is approximately $10 million, $3.5 million, $0.5 million, $50,000 and $50,000, respectively.

Amortization of Deferred Financing Costs

Costs incurred in connection with obtaining financing are deferred and amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of December 31, 2010 and 2009, accumulated amortization of deferred financing costs totaled approximately $402,000 and $88,000, respectively.

Organizational and Offering Costs

Our Advisor may fund organization and offering costs on our behalf. We are required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Such costs will be recognized as a liability when we have a present responsibility to reimburse our Advisor, which is defined in our Advisory Agreement as the date we satisfied the minimum offering requirements of the Primary Offering (which occurred on May 22, 2008). If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. As of December 31, 2010, we do not believe total organization and offering costs will exceed

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

3.5% of the gross proceeds anticipated to be received from the Primary Offering. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

Redeemable Common Stock

We have adopted a share redemption program that may enable stockholders to sell their shares to us in limited circumstances.

There are several limitations on our ability to redeem shares under the share redemption program including, but not limited to:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the share redemption program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.

•	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.
•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.
•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

See Note 7 for further discussion of our share redemption program.

Our board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

We record amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets since the shares are mandatorily redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share redemption program is limited to the number of shares we could repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable but that are contingent on an event that is likely to occur (e.g., the passage of time) should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in the accompanying consolidated balance sheets.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. Our redeemable common shares are contingently redeemable at the option of the holder. When we determine we have a mandatory obligation to repurchase shares under the share redemption program, we will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

During the years ended December 31, 2010 and 2009 we redeemed 381,834 shares for approximately $3.7 million and 11,916 shares for approximately $0.1 million, respectively. As of

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

December 31, 2010, there were approximately 203,000 shares that were requested to be redeemed but could not be as we had reached our annual maximum redemption amount under our share redemption program. Pursuant to the share redemption program, when qualifying requests exceed the then remaining amount available to be redeemed all such pending requests are redeemed on a pro rata basis. The aforementioned shares not redeemed, as well any additional qualifying requests received in the first quarter of 2011, will be treated as requests for redemption in the first quarter of 2011.

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average rates for the period. All related adjustments are recorded in other comprehensive income (loss) as a separate component of stockholders’ equity. Transactions denominated in a currency other than the functional currency of the related operation are recorded at rates of exchange in effect at the date of the transaction. Gains or losses on foreign currency transactions are recorded in other income (expense). In the year ending December 31, 2010 there was a net gain recorded of approximately $106,000. There was no such activity in 2009 or 2008.

Accounting for Equity Awards

The cost of restricted stock is required to be measured based on the grant-date fair value and the cost to be recognized over the relevant service period.

Fair Value Measurements

The accounting standard for fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value, and provides for expanded disclosure about fair value measurements. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we use when measuring fair value:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment is necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we present herein are indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related assets and investments in unconsolidated joint ventures and related liabilities assumed and common stock issued related to acquisitions we made during 2010 and 2009. The fair values of these assets, liabilities and common stock were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets, liabilities and common stock as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, tenant accounts receivable, other assets, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value because of the relatively short-term nature of these instruments.

The table below summarizes our fixed rate notes payable at December 31, 2010. The estimated fair value of financial instruments is subjective in nature and is dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of the fixed rate notes payable was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

	December 31, 2010
	Fair Value	Carrying Value
Fixed Rate Secured Promissory Notes	$117,993,000	$114,872,393

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with amended accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly-owned subsidiaries, is consolidated with the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest was initially reported as the $200,000 capital investment from the Advisor and was subsequently adjusted for the limited partner’s share of losses and distributions. In addition, we account for the noncontrolling interest in the SF property in accordance with the amended accounting guidance. The noncontrolling interests shall continue to be attributed their share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2008. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes. We have concluded that there are no significant uncertain tax positions requiring recognition or disclosure in our consolidated financial statements.

Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We have filed an election to treat the TRSs as taxable REIT subsidiaries. In general, the TRSs may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business. The TRSs are subject to corporate federal and state income tax. The TRSs follow accounting guidance which requires the use of the asset and liability method. Deferred income taxes will represent the tax effect of future differences between the book and tax bases of assets and liabilities.

Per Share Data

Basic earnings per share attributable for all periods presented are computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted earnings per share are computed by dividing net income (loss) by the weighted average number of shares outstanding, including all restricted stock grants as though fully vested. For the years ended December 31, 2010, 2009 and 2008, 6,875, 6,250 and 0 shares, respectively, of unvested restricted stock were not included in the diluted weighted average shares as such shares were antidilutive.

Recently Issued Accounting Guidance

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance related to the consolidation of VIEs. This amended guidance requires an enterprise to evaluate former qualified special purpose entities for consolidation, changes the approach to determining a VIE’s primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. The guidance is effective for periods beginning after November 15, 2009. The adoption of this standard effective January 1, 2010 did not have a material impact on our financial position, results of operations, or cash flows.

In June 2009, the FASB issued amended guidance related to accounting for transfers of financial assets, which requires entities to provide more information regarding sales of securitized financial assets

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. The amended guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. This guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this standard effective January 1, 2010 did not have a material impact on our financial position, results of operations, or cash flows.

In January 2010, the FASB issued guidance related to accounting for distributions with components of both stock and cash. This amended guidance clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limit on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively. This guidance is effective for fiscal years beginning after December 15, 2009. The adoption of this standard effective January 1, 2010 did not have a material impact on our financial position, results of operations, or cash flows.

Note 3. Merger with Private REITs

On September 24, 2009, we closed on two mergers with REIT I and REIT II, two private real estate investment trusts sponsored by our Sponsor (“Merger Transactions”). The Merger Transactions contained a closing condition requiring REIT I and REIT II, the acquired entities, to obtain any and all consents required by loan documents relating to properties owned by them. Without acknowledging whether consent was required, REIT I and REIT II attempted to notify or obtain consent from the various loan servicers for each property. In light of the structure of the Merger Transactions whereby the legal structure of REIT I and REIT II and each special purpose entity borrower remained unchanged and the length of time it was taking the loan servicers to take definitive action, our board of directors and the boards of directors of REIT I and REIT II decided to waive this last remaining closing condition and proceed to close the Merger Transactions. All but one of the loan consents have been obtained and we are uncertain as to when the remaining consent will be received, if at all.

We exchanged 1.05 and 1.0 shares of our common stock for each 1.0 share of REIT I and REIT II common stock, respectively, as consideration for the Merger Transactions.

Through the Merger Transactions we acquired 11 wholly-owned self storage facilities in Alabama, California, Florida, Nevada, South Carolina, Tennessee and Texas, comprising approximately 8,395 units and approximately 1.2 million rentable square feet, including drive-up, climate-controlled, RV, store-front and office units. We also acquired preferred equity and/or minority interests in 19 self storage facilities located in Alabama, California, Georgia, North Carolina, Maryland and Texas, comprising approximately 11,550 units and approximately 1.4 million rentable square feet, and an interest in a net leased industrial property in California with 356,000 rentable square feet leased to a single tenant.

In connection with the REIT I Merger Transaction, our Advisor was reimbursed $250,000 for its actual costs associated with the transaction.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

The following summarizes the final purchase price accounting for assets and liabilities assumed in the Merger Transactions:

Description
Cash and cash equivalents	$712,692
Real estate facilities	92,440,000
Intangible assets	10,818,000
Investments in unconsolidated joint ventures	8,889,783
Other assets	2,333,227
Other liabilities	(2,795,006)
Secured promissory notes	(67,097,696)
Noncontrolling interest	(7,826,000)
Total allocated purchase price to net assets acquired	$37,475,000

Note 4. Acquisitions of Real Estate Facilities

The following summarizes the activity in real estate facilities during the years ended December 31, 2010 and 2009:

Real estate facilities
Balance at December 31, 2008	$15,166,724
Facility acquisitions	47,285,652
Mergers	92,440,000
Improvements and additions	165,984

Balance at December 31, 2009	155,058,360
Facility acquisitions	117,365,329
Impact of foreign exchange rate changes	220,547
Improvements and additions	1,923,964

Balance at December 31, 2010	$274,568,200

Accumulated depreciation
Balance at December 31, 2008	$(89,516)
Depreciation expense	(1,643,642)

Balance at December 31, 2009	(1,733,158)
Depreciation expense	(4,943,856)

Balance at December 31, 2010	$(6,677,014)

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

2010 and 2009 Acquisitions

The following table summarizes the purchase price allocation for our acquisitions, excluding the Merger Transactions for the years ended December 31, 2010 and 2009:

Property	Acquisition Date	Real Estate Assets	Intangibles	Other Assets	Total	Debt Assumed or Issued (1)	Revenue (2)	Operating Income (2) (3)
Walton -Walton, KY	2/12/2009	$3,284,959	$366,410	$3,305	$3,654,674	$1,707,412	$344,229	$181,082
Crescent Springs - Crescent Springs, KY	2/12/2009	1,917,801	208,667	1,398	2,127,866	763,074	275,551	134,814
Florence – Florence, KY	2/12/2009	3,531,629	375,811	2,309	3,909,749	1,821,803	450,458	272,250
Alpharetta – Alpharetta, GA	6/1/2009	4,812,736	560,000	5,670	5,378,406	-	368,436	192,593
Marietta – Marietta, GA	6/1/2009	3,765,806	450,000	5,788	4,221,594	-	367,779	194,064
Erlanger – Erlanger, KY	7/17/2009	3,029,059	392,575	3,783	3,425,417	-	228,811	122,778
Florence II – Florence, KY	7/17/2009	5,748,225	522,938	3,420	6,274,583	-	365,413	211,328
Jersey City – Jersey City, NJ	8/21/2009	10,625,000	974,681	25,319	11,625,000	-	558,186	312,722
Montgomery - Montgomery, AL	9/3/2009	3,587,773	209,713	2,514	3,800,000	2,977,829	138,159	83,924
Phoenix – Phoenix, AZ	9/4/2009	1,940,000	59,106	894	2,000,000	-	56,551	2,116
Pittsburgh - Pittsburgh, PA	12/11/2009	2,059,214	303,668	-	2,362,882	-	24,441	6,351
West Mifflin – West Mifflin, PA	12/11/2009	2,983,450	353,668	-	3,337,118	-	36,359	9,362
2009 Total		$47,285,652	$4,777,237	$54,400	$52,117,289	$7,270,118	$3,214,373	$1,723,384

Fort Lee – Fort Lee, NJ	2/24/2010	$15,630,000	$1,120,000	$ -	$16,750,000	$-	$1,763,474	$1,158,408
Weston – Weston, FL	2/24/2010	5,830,000	470,000	-	6,300,000	-	778,423	469,898
Gulf Breeze II – Gulf Breeze, FL	3/10/2010	1,165,000	60,000	-	1,225,000	-	142,187	46,390
Mesa – Mesa, AZ	4/9/2010	3,233,728	320,000	39,827	3,593,555	3,118,251	381,055	188,781
Oakland Park – Oakland Park, FL	4/16/2010	13,260,000	1,090,000	-	14,350,000	-	1,294,139	829,414
Tempe – Tempe, AZ	5/6/2010	1,640,000	160,000	-	1,800,000	-	220,080	108,384
Phoenix II – Phoenix, AZ	5/6/2010	1,535,000	165,000	-	1,700,000	-	225,020	126,373
Riverdale – Riverdale, NJ	5/14/2010	5,844,357	190,000	-	6,034,357	4,459,357	413,951	156,385
Davie – Davie, FL	7/14/2010	4,880,000	590,000	-	5,470,000	-	505,737	286,138
Chicago – 95th St. – Chicago, IL	10/22/2010	5,830,000	470,000	-	6,300,000	-	189,474	109,157
Chicago – Western Ave. – Chicago, IL	10/22/2010	1,300,000	100,000	-	1,400,000	-	96,040	36,488
Chicago – Ogden Ave. – Chicago, IL	10/26/2010	3,470,000	530,000	-	4,000,000	-	175,883	66,269
Las Vegas III – Las Vegas, NV	10/29/2010	4,115,000	160,000	-	4,275,000	-	73,974	30,307

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Property	Acquisition Date	Real Estate Assets	Intangibles	Other Assets	Total	Debt Assumed or Issued (1)	Revenue (2)	Operating Income (2) (3)
Chicago – Roosevelt Rd. – Chicago, IL	11/16/2010	1,710,000	90,000	-	1,800,000	-	69,920	26,253
Dufferin – Toronto – Ontario, Canada	11/23/2010	13,697,244	452,756	-	14,150,000	-	116,121	50,660
La Cienega – LA – Los Angeles, CA	12/16/2010	12,250,000	850,000	-	13,100,000	-	57,553	28,621
Long Beach – Long Beach, CA	12/16/2010	11,850,000	1,050,000	-	12,900,000	-	65,180	36,471
Las Vegas IV – Las Vegas, NV	12/21/2010	6,305,000	570,000	-	6,875,000	-	21,403	8,800
Las Vegas VI – Las Vegas, NV	12/29/2010	3,820,000	180,000	-	4,000,000	-	2,658	(5,054)
2010 Total		$117,365,329	$8,617,756	$39,827	$126,022,912	$7,577,608	$6,592,272	$3,758,143

(1)	-See Note 5 for specific terms of the Company’s debt.
(2)

-The operating results of the facilities acquired above have been included in the Company’s statement of operations since their respective acquisition date. The revenue and operating income in the table above represents such metrics from the respective acquisition date through the end of the respective fiscal year.

(3)	-Operating income excludes asset management fees, interest expense, depreciation and amortization expense.

All of the above transactions were acquired from unaffiliated third parties.

Total acquisition fees paid to our Advisor for the above acquisitions for the years ending December 31, 2010 and 2009 were approximately $3,161,000 and $1,308,000, respectively.

During the quarter ended December 31, 2010, the Company finalized the purchase price accounting for the 2010 acquisitions purchased through November 16, 2010, and made revisions to preliminary estimates including real estate facilities and intangible assets as further evaluations were completed and additional information was received from third parties subsequent to the acquisition dates. The purchase price accounting for the remaining 2010 acquisitions will be finalized within the measurement period as further evaluations are completed and additional information obtained.

For the 2010 acquisitions where the purchase price accounting was finalized, the following table summarizes the preliminary purchase price allocations and the adjustments required upon finalization of the purchase price accounting to the assets acquired and liabilities assumed at the respective acquisition dates:

	Preliminary	Measurement Period Adjustments	Final
Real estate facilities	$67,537,357	$1,905,728	$69,443,085
Intangible assets	7,542,000	(2,027,000)	5,515,000
Other assets	-	39,827	39,827
Secured promissory notes	(7,659,053)	81,445	(7,577,608)
Total allocated purchase price to net assets acquired	$67,420,304	$-	$67,420,304

In accordance with accounting guidance, the quarterly information disclosed in Note 10 has been revised to reflect the finalization of purchase price accounting retroactive to the date of acquisition.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

For acquisitions where the purchase price accounting was finalized in 2010 the weighted-average amortization period of the intangibles as of the date of acquisition was 21 months. The weighted-average amortization period of the intangibles acquired in 2009, excluding the properties acquired in the Merger Transactions, as of the acquisition date was 28 months.

Note 5. Secured Promissory Notes

The Company’s secured promissory notes are summarized as follows:

	Carrying value as of:
Encumbered Property	December 31, 2010	December 31, 2009	Stated Interest Rate		Maturity Date
Crescent Springs	$800,000	$800,000	5.00%		2/11/2014
Florence, Walton	3,700,000	3,700,000	5.00%		2/11/2014
Biloxi, Gulf Breeze	4,939,555	4,975,000	6.50%	(1)	4/1/2012
Montgomery	2,905,005	2,967,038	6.42%		7/1/2016
Seabrook	4,648,475	4,709,307	5.73%		1/1/2016
Greenville	2,329,399	2,359,937	5.65%		3/1/2016
Kemah	9,086,648	9,191,016	6.20%		6/1/2016
Memphis	2,572,089	2,604,000	5.67%		12/1/2016
Tallahassee	7,650,000	7,650,000	6.16%		8/1/2016
Houston	2,087,590	2,119,313	5.67%		2/1/2017
San Francisco (consolidated VIE)	10,500,000	10,500,000	5.84%		12/1/2016
Lake Forest	18,000,000	18,000,000	6.47%		10/1/2017
Las Vegas I	1,540,000	1,540,000	5.72%		6/1/2017
Pearland	3,500,000	3,500,000	5.93%		7/1/2017
Daphne	1,844,445	1,982,622	5.47%		8/1/2020
Mesa	3,161,123	-	5.38%		4/1/2015
Riverdale	4,800,000	-	4.00%		5/14/2014
Prudential Portfolio Loan(2)	32,475,887	-	5.42%	(3)	9/5/2019
Long Beach	5,000,000	-	10.00%	(4)	1/31/2011
Loans maturing after 12/31/09	-	3,255,000
Net fair value adjustment	(1,728,268)	(1,596,650)

Total mortgage loans and notes payable	$119,811,948	$78,256,583

(1)

The interest rate on this debt resets monthly, based on three-month LIBOR plus 450 basis points (4.5%) and has a floor of 6.50%. The rate in effect as of December 31, 2010 was 6.50%. In January 2011, this loan was paid in full.

(2)

This portfolio loan is comprised of 11 discrete mortgage loans on 11 respective properties (Manassas, Marietta, Erlanger, Pittsburgh, Weston, Fort Lee, Oakland Park, Tempe, Phoenix II, Davie, Las Vegas II). Each of the individual loans is cross-collateralized by the other ten.

(3)	Ten of the loans in this portfolio loan bear an interest rate of 5.43% and the remaining loan bears an interest rate of 5.31%. The weighted average interest rate of this portfolio is 5.42%.
(4)	On December 20, 2010, we encumbered the Long Beach property with a loan for a total principal amount of $5.0 million. In January 2011, this loan was paid in full.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

As of December 31, 2010 and 2009, the Company’s secured promissory notes shown above were secured by the properties shown above, which properties had net book values of approximately $192.5 million and $127.4 million, respectively.

On August 25, 2010, through certain property-owning special purpose entities, we entered into a loan agreement and various promissory notes in connection with eleven individual loans obtained from The Prudential Insurance Company of America (collectively, the “Prudential Portfolio Loan”) for a total principal amount of approximately $32.6 million. The proceeds from the Prudential Portfolio Loan were used to make future acquisitions of self storage facilities. Each of the individual loans comprising the Prudential Portfolio Loan has a term of nine years and matures on September 5, 2019. Ten of the loans bear a fixed interest rate of 5.43% per annum, and the remaining loan bears a fixed interest rate of 5.31% per annum, all on a 30-year amortization schedule. Payments of principal and interest are due on a monthly basis, and we may prepay all or any portion of the Prudential Portfolio Loan upon 30 days’ written notice, subject to a prepayment premium.

Each of the loans is secured by a first priority mortgage or deed of trust on one of the encumbered properties and carries with it a Promissory Note, Assignment of Leases and Rents, Supplemental Guaranty and Recourse Liabilities Guaranty. The terms of these five agreements are identical other than information that specifically relates to the properties individually. The Prudential Portfolio Loan contains a number of other customary terms and covenants.

The following table presents the future principal payment requirements on outstanding secured promissory notes at December 31, 2010:

2011	$6,084,313
2012	8,679,971
2013	1,404,411
2014	8,287,214
2015	4,397,215
2016 and thereafter	92,687,092

Total payments	121,540,216
Unamortized fair value adjustment	(1,728,268)

Total	$119,811,948

We record the amortization of debt discounts related to fair value adjustments to interest expense. The weighted average interest rate of our fixed rate debt as of December 31, 2010 was approximately 5.92%.

Note 6. Related Party Transactions

Fees to Affiliates

Our Advisory Agreement with our Advisor and dealer manager agreement (“Dealer Manager Agreement”) with our Dealer Manager entitle our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Pursuant to the terms of the agreements described above, the following summarizes the related party costs incurred for the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Expensed
Reimbursement of operating expenses	$850,691	$761,117	$1,206,272
Asset management fees	1,400,962	474,010	32,067
Property management fees	1,266,395	383,854	22,418
Acquisition fees and acquisition expenses	3,206,832	1,564,792	-
Capitalized
Acquisition fees	69,016(1)	-	419,700
Prepaid expenses and other assets	-	-	184,282
Additional Paid-in Capital
Selling commissions	6,681,016	5,699,761	1,443,133
Dealer management fee	2,863,292	2,442,755	618,486
Reimbursements of offering costs	435,712	328,917	2,614,110

Total	$16,773,916	$11,655,206	$6,540,468

(1)	Acquisition fees paid to our Advisor in connection with the additional investments in unconsolidated joint ventures.

As of December 31, 2010 and 2009, we had amounts due to affiliates totaling $746,108 and $610,110, respectively.

Organizational and Offering Costs

Organizational and offering costs of the Offering may be paid by our Advisor on our behalf and will be reimbursed to our Advisor from the proceeds of the Offering. Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor must reimburse us within 60 days after the end of the month which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Advisory Agreement

We do not expect to have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. As discussed above, we are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided,

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

however, our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. As of December 31, 2010, we do not believe that total organizational and offering costs will exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering. Our Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses including sales commissions, dealer manager fees and organization and offering expenses are in excess of 15% of gross proceeds from the Offering. Our Advisor receives acquisition fees equal to 2.5% of the contract purchase price of each property we acquire plus reimbursement of any acquisition expenses the Advisor incurs. Our Advisor also receives a monthly asset management fee for managing our assets equal to 0.0833% of the aggregate asset value, as defined, of our assets. The monthly asset management fees for our properties acquired through our September 24, 2009 mergers are equal to 2.0% of the gross revenues from the properties and are paid to affiliates of our Sponsor. Under our Advisory Agreement, our Advisor receives fees in an amount equal to up to one-half of the total real estate commission paid but in no event to exceed an amount equal to 3.0% of the contract sale price for each property we sell as long as our Advisor provides substantial assistance in connection with the sale. The total disposition fees paid (including fees paid to third parties) may not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property. Our Advisor may also be entitled to various subordinated fees if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement, or (3) liquidate our portfolio. The advisors of REIT I and REIT II are entitled to various fees related to their properties if we (1) dispose of a property, (2) liquidate our portfolio, or (3) terminate their advisory agreement.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning October 1, 2009 (four fiscal quarters after the acquisition of our first real estate asset), our Advisor must pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified. For the 12 months ended December 31, 2010, our aggregate annual operating expenses, as defined, did not exceed the thresholds described above.

Dealer Manager Agreement

Our Dealer Manager receives a sales commission of up to 7.0% of gross proceeds from sales in the Primary Offering and a dealer manager fee equal to up to 3.0% of gross proceeds from sales in the Primary Offering under the terms of our Dealer Manager Agreement. Our Dealer Manager has entered into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of the 3.0% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager also receives reimbursement of bona fide due diligence expenses up to 0.5% of the gross proceeds from sales in the Primary Offering.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Property Management Agreement

Our Property Manager receives a fee for its services in managing our properties, except for those properties acquired in the REIT I merger transaction, generally equal to 6.0% of the gross revenues from the properties plus reimbursement of the direct costs of managing the properties under our property management agreement. The properties acquired in the REIT I merger transaction are managed by an affiliate of our Sponsor and a portion of those property management fees were paid to a third party property manager. As a condition of the REIT II merger transaction, the monthly property management fees for properties acquired through the REIT II merger transaction have been waived until the FFO, as defined in the merger agreement relating to the REIT II merger transaction, reaches $0.70 per share. In the event that our Property Manager assists with the development or redevelopment of a property, we may pay a separate market-based fee for such services.

Note 7. Commitments and Contingencies

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan that allows our stockholders to have distributions otherwise distributable to them invested in additional shares of our common stock. We have registered 10,000,000 shares of common stock for sale pursuant to the distribution reinvestment plan. The plan became effective on the effective date of our initial public offering. The purchase price per share is to be the higher of $9.50 per share or 95% of the fair market value of a share of our common stock. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. As of December 31, 2010, we have sold 852,640 shares through our distribution reinvestment plan.

Share Redemption Program

We have adopted a share redemption program that enables our stockholders to sell their stock to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption. The amount that we may pay to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
1 or more but less than 2	92.5% of purchase price
2 or more but less than 3	95.0% of purchase price
3 or more but less than 4	97.5% of purchase price
4 or more	100.0% of purchase price

The purchase price shall equal the amount paid for the shares until the price in the Primary Offering changes or a net asset value is calculated. The redemption price is subject to adjustment as determined from time to time by our board of directors. At no time will the redemption price exceed the price at which we are offering our common stock for sale.

See Note 2 for further discussion of redeemable common stock and our share redemption program.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership will have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Las Vegas III and VI Properties

We purchased these properties through judicial foreclosure proceedings. We have been advised by local counsel that, although the court ordered that the original property owners (the “borrowers”) would have no right of redemption, pursuant to Nevada law, the borrowers may still have the right to elect to redeem the properties during a one-year period following the date the properties were sold at foreclosure. Should either borrower elect to redeem their properties within one year following the foreclosure sale, we may be obligated to return the property to the borrower, provided certain other conditions are met, including repayment of our purchase price. Although the borrowers may have a right to redeem, we believe that it is highly unlikely that this will occur.

La Cienega – LA Property Conditional Use Permit

Our use of the La Cienega - LA property as a self storage facility is subject to a Conditional Use Permit granted by the Los Angeles County Department of Regional Planning which must be renewed six months prior to the current termination date in 2012. We and the seller of the La Cienega - LA property have entered into agreements whereby it is the seller’s responsibility to apply for and obtain approval of the permit renewal. If the renewal application is not approved, we may force the seller to repurchase the property from us on certain terms and conditions. As part of the permit renewal process and right to purchase, the seller has put $500,000 into an escrow account, which amounts may be withdrawn subject to certain conditions.

Note 8. Declaration of Distributions

On December 16, 2010, our board of directors declared a distribution rate for the first quarter of 2011 of $0.00191781 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 7% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on January 1, 2011 and continuing on each day thereafter through and including March 31, 2011.

Note 9. Pro Forma Financial Information (Unaudited)

The table set forth below summarizes on an unaudited pro forma basis the combined results of operations of the Company for the years ended December 31, 2010 and 2009 as if the Company’s acquisitions discussed in Notes 3 and 4 were completed as of January 1, 2010 and 2009. This pro forma information does not purport to represent what the actual results of operations of the Company would have been for the periods indicated, nor do they purport to predict the results of operations for future periods.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

The following table summarizes, on a pro forma basis, our consolidated results of operations for the years ended December 31, 2010 and 2009 based on the assumptions described above:

	Year Ended
	December 31, 2010	December 31, 2009
Pro forma revenue	$36,211,885	$35,228,744
Pro forma operating expenses	$39,013,528	$39,135,310
Pro forma net loss attributable to the Company	$(14,840,795)	$(18,958,466)
Pro forma net loss per common share, basic and diluted	$(0.55)	$(0.75)
Weighted average number of common shares outstanding, basic and diluted	27,056,820	25,445,932

Note 10. Selected Quarterly Data (Unaudited)

The following is a summary of quarterly financial information for the years ended December, 31, 2010 and 2009, respectively:

	Three months ended
	(1) March 31, 2010	(1) June 30, 2010	(1) September 30, 2010	(1) December 31, 2010
Total revenues	$5,150,232	$6,312,933	$6,937,875	$7,760,142
Total operating expenses	$6,159,498	$6,979,505	$7,390,800	$8,235,578
Net loss	$(3,275,180)	$(2,708,719)	$(2,310,354)	$(4,952,762)
Net loss attributable to the Company	$(3,167,991)	$(2,589,556)	$(2,199,012)	$(4,834,256)
Net loss per share-basic and diluted	$(0.18)	$(0.13)	$(0.10)	$(0.19)

(1) – As discussed in Note 4, the Company completed its purchase price accounting for certain current year acquisitions in the fourth quarter of 2010. Accounting guidance requires the Company to revise previously reported financial information as if the purchase price accounting had been completed as of the acquisition date. Such revisions to operating expenses, related to increased depreciation and amortization expense, resulted in additional expenses of $5,057, $9,314 and $36,674 for the quarters ended March 31, June 30, and September 30, 2010, respectively. Net income was further revised, as interest expense was increased by $2,514 and $3,837 for the quarters ended June 30 and September 30, 2010, respectively.

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Total revenues	$582,436	$822,520	$1,755,600	$4,714,587
Total operating expenses	$1,117,333	$1,462,534	$2,305,635	$5,269,041
Net loss	$(1,281,051)	$(2,822,790)	$(2,368,402)	$(932,276)
Net loss attributable to the Company	$(1,271,480)	$(1,841,945)	$(1,993,751)	$(2,195,720)
Net loss per share-basic and diluted	$(0.49)	$(0.43)	$(0.29)	$(0.14)

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Note 11. Subsequent Events

Acquisitions

USA Self Storage I, DST

On February 1, 2011, we through an indirect wholly-owned subsidiary, closed on the purchase of an additional 73.824% in beneficial interests (the “Interests”) in USA Self Storage I, DST (the “DST”), a Delaware Statutory Trust sponsored by our Sponsor, from 36 third-party sellers pursuant to separate purchase agreements with each seller. None of the purchases was contingent upon any of the others. The agreed upon purchase price of the properties relating to the Interests acquired was approximately $27.7 million ($37.55 million total purchase price multiplied by 73.824%), consisting of $10.2 million in cash and the ratable portion of approximately $17.5 million of three separate bank loans held by the three property owning subtrusts (the “Subtrusts”) of the DST (the “Bank of America Loans”).

The acquisition brought our ownership of the DST to 93.577%, including 19.753% in Interests that were acquired previously in unrelated transactions. We closed on the purchase of the remaining 6.423% in Interests on February 15, 2011, with the majority of the consideration being provided in the form of approximately 70,000 limited partnership units in our Operating Partnership. We paid our Advisor approximately $377,000 in acquisition fees in connection with these acquisitions.

The DST, through the Subtrusts, owns ten self storage facilities located in Georgia, North Carolina and Texas with an aggregate of approximately 5,440 units and 726,000 rentable square feet.

The three Subtrusts lease their respective properties to master tenants (the “Tenants”) on a triple-net basis pursuant to master leases (the “Leases”) that have terms of ten years and expire on November 1, 2015. The Tenants are owned by affiliates of the Sponsor. Under the Leases, the Tenants pay a stated monthly rent equivalent to the monthly debt service payment under the Bank of America Loans, which is paid directly to the lender on behalf of the Subtrusts, a monthly stated rent equivalent to an investor return of 7.0% per annum, and may pay certain annual bonus rent per the terms of the Leases, both of which stated rent and bonus rent are remitted to the Subtrusts. As an Interest holder, we are entitled to our pro rata share of the total rent less the debt service under the Bank of America Loans. The Tenants are entitled to retain any cash flow in excess of these rent payments. Upon acquiring 100% of the Interests, we initiated the process to seek lender approval to terminate the Leases. In any event, we and our Sponsor have agreed to assign 100% of the economic benefits and obligations from these properties to us in exchange for indemnification by us for any potential liability incurred subsequent to the assignment by the Sponsor in connection with the Leases.

The properties owned by the Subtrusts are subject to the three Bank of America Loans, which had an aggregate principal balance of approximately $23.8 million as of February 1, 2011. The Bank of America Loans bear a fixed interest rate of 5.18%, had original terms of ten years and mature on November 1, 2015. The Bank of America Loans required monthly interest-only payments during the first three years of their terms and now require monthly principal-and-interest payments based on a 30-year amortization period. Each of the Bank of America Loans is secured only by the DST properties owned by the respective Subtrust that obtained such loan.

Mississauga

On March 11, 2011, we acquired a self storage facility located in Mississauga, Ontario - Canada, from an unaffiliated third party for a total purchase price of approximately $5.6 million, plus closing costs and acquisition fees. We paid cash for the entire purchase price and paid our Advisor an acquisition fee of

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

approximately $140,000 in connection with this acquisition. The Mississauga property is a conversion project that, when completed, will be an approximately 800-unit self storage facility that sits on approximately 4.8 acres and will contain approximately 101,000 rentable square feet of self storage space. Construction is expected to be completed in the third or fourth quarter of 2011.

El Paso I

On March 17, 2011, we acquired a self storage facility located in El Paso, Texas from an unaffiliated third party for a total purchase price of approximately $1.25 million, plus closing costs and acquisition fees. We paid cash for the entire purchase price and paid our Advisor an acquisition fee of $31,250 in connection with this acquisition. The acquisition of the El Paso I property is subject to an “earn out” provision that could increase the acquisition price up to an additional $450,000. The El Paso I property was built in 2010, and as a result of recent renovations, has approximately 40,800 rentable square feet, consisting of approximately 290 units of self storage space, including 25 RV spaces.

Las Vegas VII and Las Vegas VIII

On March 25, 2011, we, through a wholly-owned subsidiary of our Operating Partnership, closed on the acquisition of 99.34% in ownership interests (the “LLC Interests”) in AMS IV Las Vegas Investments, LLC, which owns a self storage facility located in Las Vegas, Nevada (“Las Vegas VII”) and a self storage facility located in Henderson, Nevada (“Las Vegas VIII”). In exchange for the LLC Interests, we caused our Operating Partnership to issue approximately 114,000 Class D limited partnership units “Class D Units”), paid approximately $30,000 in cash and paid off the existing debt encumbering the properties of approximately $9.73 million, plus closing costs and acquisition fees. The sellers of the LLC Interests were unaffiliated third parties. We paid our Advisor an acquisition fee of $275,000 in connection with this acquisition.

On the date of the acquisition, we adopted Amendment No. 1 to our Operating Partnership’s First Amended and Restated Limited Partnership Agreement, which established the Class D Units. The Class D Units have all of the rights, powers, duties and preferences of the Operating Partnership’s other limited partnership units, except that the Class D Units are subject to an annual distribution limit that sets the amount of annual cash distributions paid with respect to the Class D Units initially at zero percent (0%).

The Las Vegas VII property was built in 1996 and has approximately 58,400 rentable square feet, consisting of approximately 720 units of self storage space, including 150 RV spaces. The Las Vegas VII property is located on approximately 5.2 acres.

The Las Vegas VIII property was built in 1997 and has approximately 60,600 rentable square feet, consisting of approximately 510 units of self storage space, including approximately 50 RV spaces. The Las Vegas VIII property is located on approximately 3.9 acres.

SF Bay Area – Morgan Hill and SF Bay Area – Vallejo

On September 14, 2010, we entered into four purchase and sale agreements for four properties located in the San Francisco Bay area (the “SF Bay Area Portfolio”), including the SF Bay Area - Morgan Hill property and the SF Bay Area - Vallejo property. On March 30, 2011, we acquired two self storage facilities located in Morgan Hill, California and Vallejo, California from two unaffiliated third parties for a total purchase price of $14.09 million, plus closing costs and acquisition fees. We assumed two loans for approximately $7.6 million and paid cash for the remainder, and paid our Advisor an acquisition fee of $352,250 in connection with these acquisitions. One of the assumed loans has a remaining principal balance of approximately $4.55 million, bears a fixed rate of interest of 6.04% and matures in 2014. The other assumed loan has a remaining principal balance of approximately $3.05 million, bears a fixed rate of interest of 5.75% and matures in 2013. We expect to close on the acquisition of the other two properties in the SF Bay Area Portfolio before the end of the second quarter of 2011.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

The SF Bay Area - Morgan Hill property is an approximately 490-unit self storage facility that sits on approximately 3.0 acres and contains approximately 61,000 rentable square feet of self storage space. It was constructed in 1997.

The SF Bay Area - Vallejo property is an approximately 860-unit self storage facility that sits on approximately 4.1 acres and contains approximately 75,000 rentable square feet of self storage space. It was constructed in 2001.

With the addition of these acquisitions subsequent to December 31, 2010, as of March 31, 2011, our portfolio now includes 61 properties in 16 states and Canada.

Potential Acquisitions

In addition to the acquisitions of self storage facilities that we completed during the year ended December 31, 2010 and subsequent to such date through March 25, 2011, we entered into purchase and sale agreements for the acquisitions of 16 additional self storage facilities in seven states, which have not closed as of March 31, 2011. We expect to close each of these acquisitions before the end of the second or third quarter of 2011.

The table below is a summary of our 16 potential acquisitions:

Property	Date of Purchase and Sale Agreement	Acquisition Price	Year Built/ Converted	Approx. Units	Approx. Rentable Sq. Ft. (net)
SF Bay Area – San Lorenzo – CA	9/14/10	$2,850,000	2000	640	62,000
SF Bay Area – Gilroy – CA	9/14/10	$6,560,000	1999	610	63,500
Las Vegas V – NV	10/15/10	$4,600,000	1997	790	69,000
Ladera Ranch – CA	12/22/10	$20,900,000	2002	980	102,000
Neptune - NJ	2/28/11	$3,760,000	1990/2000	530	54,500
Peachtree City – GA	3/25/11	$5,290,000	1989-2004	670	123,400
Buford – GA	3/25/11	$2,500,000	2004	520	68,900
Jonesboro – GA	3/25/11	$2,440,000	1998-2002	730	106,400
Ellenwood – GA	3/25/11	$2,260,000	1998	300	40,700
Marietta II - GA	3/25/11	$2,620,000	1998/2005/2007	480	61,200
Collegeville – PA	3/25/11	$3,030,000	1996-2007	540	58,400
Skippack – PA	3/25/11	$2,340,000	2003	390	56,300
Ballston Spa – NY	3/25/11	$5,030,000	2002-2007	690	82,800
Trenton – NJ	3/25/11	$7,620,000	2004	660	85,100
Fredericksburg – VA	3/25/11	$4,180,000	2002	630	59,600
Sandston – VA	3/25/11	$6,720,000	2005/2006	680	78,100
Total		$82,700,000		9,840	1,171,900

There can be no assurance that we will complete any of the acquisitions in the table above. In some circumstances, if we fail to complete an acquisition, we may forfeit earnest money as a result.

Financing

On January 12, 2011, we encumbered the Toronto property with a loan from Roynat Inc. for a total principal amount of CAD $7.0 million (approximately US $7.1 million based on the exchange rate as of the loan date), which matures on January 12, 2014. Such loan bears a variable interest rate that commences at Roynat Inc.’s floating base rate plus 3.50% per annum.

On January 28, 2011, we repaid the loan outstanding on the Long Beach property in the amount of $5,000,000.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

On January 28, 2011, we encumbered eleven of our self storage facilities (the “Encumbered Properties”) in connection with a loan obtained from The Citigroup Global Markets Realty Corp. (the “Citi Loan”) in the principal amount of approximately $29.1 million. The proceeds from the Citi Loan were used to repay the existing debt obligations of approximately $5 million related to two of our existing Encumbered Properties, to make future acquisitions of self storage facilities and for other general corporate purposes. The Citi Loan has a term of ten years and matures on February 6, 2021. The Citi Loan bears a fixed rate of 5.77% per annum on a 30-year amortization schedule. Payments of principal and interest are due on a monthly basis. We may prepay the Citi Loan without penalty in the last three months of the ten-year term. We have guaranteed the obligations under the Citi loan in limited circumstances set forth in the loan documents. The Citi loan contains a number of other customary terms and covenants. The net book value of the Encumbered Properties as of December 31, 2010 was approximately $52 million. Such amounts are only available to satisfy the obligations of the Citi Loan.

On March 21, 2011 we entered into a loan with The Prudential Insurance Company of America (“Prudential”) in the principal amount of $6,800,000 (the “Prudential – Long Beach Loan). Such loan has a term of approximately 8.5 years and matures on September 5, 2019. This loan has a fixed rate of interest of 5.27% per annum on a 30 year amortization schedule with principal and interest payments due monthly. The Prudential – Long Beach Loan is secured by a deed of trust and first priority security interest in the Long Beach property and is cross-collateralized by eleven other loans entered into with Prudential on August 25, 2010. We have guaranteed the Prudential – Long Beach Loan under certain circumstances.

Offering Status

As of March 25, 2011, in connection with our Offering we have issued approximately 23.3 million shares of our common stock for gross proceeds of approximately $231.6 million.

Declaration of Dividends

On March 25, 2011, our board of directors declared a distribution rate for the second quarter of 2011 of $0.00191781 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 7% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on April 1, 2011 and continuing on each day thereafter through and including June 30, 2011.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2010

				Initial Cost to Company		Cost Capitalized subsequent to Acquisition	Gross Carrying Amount at December 31, 2010

Description	ST	Encumbrance	Land	Building and Improvements	Total	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired

Biloxi	MS	$987,911	$518,701	$2,847,676	$3,366,377	$22,800	$518,701	$2,870,476	$3,389,177	($291,222)	1980/1984/1992	09/25/08

Gulf Breeze	FL	3,951,644	1,943,144	5,043,905	6,987,049	22,172	1,943,144	5,066,077	7,009,221	(440,694)	1978/1982/2004	09/25/08

Manassas	VA	1,544,820	1,050,519	3,741,305	4,791,824	31,066	1,050,519	3,772,371	4,822,890	(267,677)	1996/2000	12/19/08

Walton	KY	1,787,617	650,000	2,634,959	3,284,959	47,227	650,000	2,682,186	3,332,186	(199,961)	1991	2/12/09

Crescent Springs	KY	800,000	280,000	1,637,801	1,917,801	64,920	280,000	1,702,721	1,982,721	(110,890)	1999/2003	2/12/09

Florence	KY	1,912,383	840,000	2,691,629	3,531,629	49,315	840,000	2,740,944	3,580,944	(202,904)	1996	2/12/09

Alpharetta	GA	-	1,060,107	3,752,629	4,812,736	40,185	1,060,107	3,792,814	4,852,921	(204,138)	2003	6/1/09

Marietta	GA	2,242,480	1,060,000	2,705,806	3,765,806	53,445	1,060,000	2,759,251	3,819,251	(138,171)	2006	6/1/09

Erlanger	KY	1,594,652	565,790	2,463,269	3,029,059	109,680	565,790	2,572,949	3,138,739	(148,763)	1987	7/17/09

Florence II	KY	-	871,200	4,877,025	5,748,225	126,129	871,200	5,003,154	5,874,354	(263,316)	1982/1995	7/17/09

Jersey City	NJ	-	3,625,048	6,999,952	10,625,000	404,235	3,625,048	7,404,187	11,029,235	(303,798)	1985	8/21/09

Montgomery	AL	2,905,005	1,197,900	2,389,873	3,587,773	30,009	1,197,900	2,419,882	3,617,782	(121,258)	1995/2004	9/3/09

Phoenix	AZ	-	680,620	1,259,380	1,940,000	308,738	680,620	1,568,118	2,248,738	(65,808)	1974	9/4/09

Seabrook	TX	4,648,475	1,520,000	3,860,000	5,380,000	-	1,520,000	3,860,000	5,380,000	(190,779)	2001-2003	9/24/09

Greenville	SC	2,329,399	530,000	2,570,000	3,100,000	73,100	530,000	2,643,100	3,173,100	(102,618)	1948/1995	9/24/09

Kemah	TX	9,086,648	2,510,000	8,970,000	11,480,000	1,787	2,510,000	8,971,787	11,481,787	(457,037)	1985/2005/ 1999/2002	9/24/09

Tallahassee	FL	7,650,000	1,230,000	6,310,000	7,540,000	2,979	1,230,000	6,312,979	7,542,979	(267,927)	1979-1987	9/24/09

Memphis	TN	2,572,089	790,000	2,560,000	3,350,000	1,894	790,000	2,561,894	3,351,894	(159,201)	1987/1994	9/24/09

Houston	TX	2,087,590	420,000	1,650,000	2,070,000	23,704	420,000	1,673,704	2,093,704	(105,973)	1984/2005	9/24/09

Las Vegas	NV	1,519,903	1,460,000	4,220,000	5,680,000	-	1,460,000	4,220,000	5,680,000	(174,821)	2006	9/24/09

Las Vegas II	NV	1,540,000	1,050,000	970,000	2,020,000	-	1,050,000	970,000	2,020,000	(46,969)	1998	9/24/09

Pearland	TX	3,500,000	1,060,000	4,540,000	5,600,000	3,773	1,060,000	4,543,773	5,603,773	(232,828)	2004/2005	9/24/09

Daphne	AL	1,844,445	1,530,000	2,510,000	4,040,000	17,068	1,530,000	2,527,068	4,057,068	(100,105)	2000	9/24/09

Lake Forest	CA	18,000,000	15,840,000	8,860,000	24,700,000	44,938	15,840,000	8,904,938	24,744,938	(572,204)	2003	9/24/09

San Francisco	CA	10,500,000	9,280,000	8,200,000	17,480,000	10,940	9,284,075	8,206,865	17,490,940	(304,551)	1909/2000	9/24/09

Pittsburgh	PA	1,345,488	680,189	1,379,025	2,059,214	25,889	680,189	1,404,914	2,085,103	(61,887)	1990	12/11/09

West Mifflin	PA	-	868,872	2,114,578	2,983,450	44,429	868,872	2,159,007	3,027,879	(81,965)	1983	12/11/09

Fort Lee	NJ	8,670,923	2,000,000	13,630,000	15,630,000	109,104	2,000,000	13,739,104	15,739,104	(352,918)	2000	02/24/10

Weston	FL	3,288,971	1,500,000	4,330,000	5,830,000	-	1,500,000	4,330,000	5,830,000	(111,085)	2005	02/24/10

Gulf Breeze II	FL	-	270,000	895,000	1,165,000	6,989	270,000	901,989	1,171,989	(34,069)	2004/2005	03/10/10

Mesa	AZ	3,161,123	600,000	2,633,728	3,233,728	1,650	600,000	2,635,378	3,235,378	(70,615)	2002	4/9/10

Oakland Park	FL	7,699,181	4,530,650	8,729,350	13,260,000	59,955	4,530,650	8,789,305	13,319,955	(188,300)	1987	4/16/10

Phoenix II	AZ	847,159	1,020,000	515,000	1,535,000	195,381	1,020,000	710,381	1,730,381	(23,621)	1974	5/16/10

S-1

				Initial Cost to Company		Cost Capitalized subsequent to Acquisition	Gross Carrying Amount at December 31, 2010
Description	ST	Encumbrance	Land	Building and Improvements	Total	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired

Tempe	AZ	996,658	900,000	740,000	1,640,000	89,455	900,000	829,455	1,729,455	(24,907)	1973	5/16/10

Riverdale	NJ	4,800,000	1,050,000	4,794,357	5,844,357	20,283	1,050,000	4,814,640	5,864,640	(90,312)	2007	5/14/10

Davie	FL	2,725,652	2,840,000	2,040,000	4,880,000	—	2,840,000	2,040,000	4,880,000	(36,565)	1988	7/14/10

95th St.	IL	—	1,600,000	4,230,000	5,830,000	13,131	1,600,000	4,243,131	5,843,131	(30,468)	2002	10/22/10

Western	IL	—	900,000	400,000	1,300,000	7,353	900,000	407,353	1,307,353	(3,620)	2004	10/22/10

Ogden	IL	—	1,703,370	1,766,630	3,470,000	44,845	1,703,370	1,811,475	3,514,845	(15,404)	2002	10/26/10

Las Vegas III	NV	—	1,130,000	2,985,000	4,115,000	—	1,130,000	2,985,000	4,115,000	(15,543)	2005	10/29/10

Roosevelt	IL	—	1,207,135	502,865	1,710,000	2,854	1,207,135	505,719	1,712,854	(2,883)	2004	11/16/10

Dufferin	(1)	—	4,576,772	9,120,472	13,697,244	220,547 (2)	4,650,465	9,267,326	13,917,791	(29,726)	1965/2008	11/23/10

La Cienega	CA	—	3,260,000	8,990,000	12,250,000	—	3,260,000	8,990,000	12,250,000	(11,948)	2004	12/16/10

Long Beach	CA	5,000,000	4,810,000	7,040,000	11,850,000	—	4,810,000	7,040,000	11,850,000	(11,849)	1999	12/16/10

Las Vegas IV	NV	—	1,470,000	4,835,000	6,305,000	—	1,470,000	4,835,000	6,305,000	(4,950)	1996	12/21/10

Rancho	NV	—	990,000	2,830,000	3,820,000	—	990,000	2,830,000	3,820,000	(766)	2006	12/29/10

		$121,540,216	$89,470,017	$182,766,214	$272,236,231	$2,331,969	$89,547,785	$185,020,415	$274,568,200	$(6,677,014)

(1) This property is located in Ontario, Canada.

(2) The increase in cost at this self storage facility is due to the impact of foreign exchange rate changes.

Activity in real estate facilities during 2010 was as follows:

2010
Real estate facilities
Balance at beginning of year	$155,058,360
Acquisitions	117,365,329
Impact of foreign exchange rate changes	220,547
Improvements	1,923,964

Balance at end of year	$274,568,200

Accumulated depreciation
Balance at beginning of year	$1,733,158
Depreciation expense	4,943,856

Balance at end of year	$6,677,014

Real estate facilities, net	$267,891,186

S-2